05056165

P.E.
5/2/05

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SEC MAIL PROCESSING SECTION
RECEIVED
MAY 20 2005
WASH., D.C. 190

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

Commission File Number: 001-14614

For the Month of May 2005

PROCESSED
MAY 24 2005
THOMSON FINANCIAL

B

PETROLEUM GEO-SERVICES ASA
(Translation of registrant's name into English)

Strandveien 4
N-1366 Lysaker
Norway
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ✓ Form 40-F_____

Indicate by check mark whether the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ✓ No_____

Indicate by check mark whether the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes_____ No ✓

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes_____ No ✓

Board of Directors' Report and Financial Statements 2004

Norwegian Generally Accepted Accounting Principles

Petroleum Geo-Services ASA

PGS

Contents

The full version of PGS annual report (USGAAP) is available both in printed format and on the PGS web site at www.pgs.com during May 2005.

Board of Directors' Report

In 2004 PGS demonstrated excellent HSE and operating performance. Despite a difficult marine geophysical market in the first half of the year, negative impact from a labor conflict on the Norwegian Continental Shelf and damage to the main production riser on the Varg field, PGS delivered on its financial projections for the year.

PGS significantly improved its financial flexibility, reducing net interest bearing debt to below $1 billion at year-end, and realizing a further $150 million reduction from the sale of Pertra early 2005.

In November 2004 PGS completed the re-audit of its historical U.S. GAAP financial statements and achieved a re-listing of its ADSs on the New York Stock Exchange ("NYSE") in December. These achievements mark important milestones in delivering the commitments from the Chapter 11 restructuring in 2003 and normalizing PGS' communication with, and access to, capital markets.

The divestment of Pertra in March 2005 marks PGS' exit from a very successful Exploration & Production (E&P) venture which started in 2001. PGS was formed as an oil service company and with this exit from E&P, PGS will once again become fully focused on its oil service business with strategic focus on geophysics and floating production operations. We are industry leaders in both these areas, with strong credibility, market share, client relationships and technological expertise. The main goal for 2005 is to improve the return on these assets.

PGS is a technologically focused oilfield service company principally involved in providing geophysical services worldwide and floating production services in the North Sea. Globally, PGS provides a broad range of geophysical and reservoir services, including seismic data acquisition, processing and interpretation and field evaluation. In the North Sea, the Company owns and operates four floating production, storage and offloading vessels ("FPSOs"). The Company's headquarters are at Lysaker, Norway.

PGS, in 2004, managed its business in four segments as follows:

- Marine Geophysical, which consists of both streamer and seafloor seismic data acquisition, marine multi-client library and data processing
- Onshore, which consists of all seismic operations on land and in very shallow water and transition zones, including onshore multi-client library
- Production, which owns and operates four harsh environment FPSOs in the North Sea
- Pertra, a small oil and gas company which owned 70% of and which is operator for Production License 038 ("PL038") on the Norwegian Continental Shelf ("NCS") and also held participating interests in six additional NCS licenses without current production

Pertra was sold to Talisman in March 2005 as described in a separate paragraph below and will be reported as discontinued operation starting with the 2005 financial statements.

Business headlines 2004

Main business achievements include:

- Continued strong HSE performance
- Strong operating uptime and regularity in all businesses, with the exception of the impact of a strike on the NCS and a riser damage on the Varg field
- Strong value creation through successful development and sale of Pertra
- Financial flexibility greatly improved through 2004 cash flow from operations and will further improve with cash proceeds from sale of Pertra
- Net interest bearing debt reduced from $1 071 million to $995 million at year end 2004. Further reduction of approximately $150 million early 2005 from sale of Pertra
- Completion of re-audit of U.S. GAAP financial statements and subsequent re-listing on NYSE
- Strong multi-client late sales and marine seismic contract performance during second half of 2004

"The divestment of Pertra in March 2005 marks PGS' exit from a very successful E&P venture"

Sale of Pertra to Talisman

On February 1, 2005, PGS signed an agreement to sell its wholly-owned subsidiary Pertra AS to Talisman. The transaction was closed March 1, 2005.

> PGS continued its focus on the marine contract market in 2004

The sales price was approximately $155 million. PGS expects to recognize the Pertra operations from January 1, 2005 to closing and a sales gain totaling above $140 million as discontinued operations in its financial statements for 2005. PGS does not expect to incur any taxes from the transaction.

As part of the transaction, Talisman has agreed to split with PGS, on a 50/50 basis, revenues (on a post petroleum tax basis) from production of the Varg Field exceeding $240 million per year in 2005 and 2006.

Further, Talisman and PGS entered into an option agreement under which the PL038 license holders can change the existing termination provisions for the FPSO *Petrojarl Varg*. The option, if exercised, will at the discretion of the PL038 license holders allow production of the Varg field to be extended until 2010. The option is exercisable until February 1, 2006, and if exercised the license owners will have to make a payment of $22.5 million and guarantee a minimum of $190,000 per day as compensation for the use of *Petrojarl Varg*. PGS received $2.5 million at closing for granting this option. Under the existing contract between PL038 and PGS Production, *Petrojarl Varg* is currently producing the Varg field for a fixed base day rate of $90,000 and a variable rate of $6.30 per barrel produced. PGS has a right to terminate the agreement if the production of the Varg field falls below 15,700 barrels per day.

In PGS' 2004 financial statements, the revenues and expenses of Pertra are included in revenues and expenses in the consolidated statement of operations. In PGS' 2005 financial statements, the gain on sale and the revenues and expenses of Pertra will be reported as discontinued operations and all historical financial statements will be reclassified to report Pertra as discontinued operations. Also, as a consequence, the revenues on the *Petrojarl Varg* FPSO related to Pertra's 70% of the Varg field will be reclassified to external revenue instead of being eliminated as inter-segment revenues, thereby increasing significantly the revenues in Production included in PGS' consolidated statement of operations.

Markets and main businesses

Marine Geophysical

PGS is one of four major global participants in the marine 3D market, with a market share exceeding 30%. The PGS streamer acquisition fleet, totaling 10 vessels, with the six Ramform vessels in the high capacity segment, is the most modern in the industry.

The marine 3D market has experienced continued overcapacity over several recent years. Since 2001 and well into 2004 a strong increase in demand for contract seismic has been offset by a steep reduction of multi-client activity. In 2004, 3D multi-client activity in the industry reached its lowest levels in 10 years.

After a weak first half of 2004, the balance between capacity and demand improved significantly in the second half resulting in improved prices and margins and an improved industry order backlog situation. PGS' marine acquisition order backlog was $170 million at December 31, 2004 compared to $108 million at December 31, 2003.

PGS continued its focus on the contract market in 2004. Activity in the multi-client market was further reduced from 2003 and higher levels of pre-funding were achieved. At the same time, sales from the multi-client library increased substantially during the second half of 2004. Over time PGS expects to increase its multi-client investment from the very low 2004 levels.

Onshore

In the market for onshore seismic services PGS is a medium sized player among a large number of both regional and global players. Competition and strengths and weaknesses vary significantly from region to region. New entrants to the market, including, among others, Chinese companies, play a significant role, especially in Asia.

In 2004, PGS Onshore had all its active crews and its main market presence in North and South America. In 2004, Onshore continued acceptable operating performance building on strong project execution and management, but activity levels declined towards the end of the year due to the completion of one out of two large projects in Mexico. The activity level in domestic U.S. was high throughout the year and a third crew was added to this operating area.

Production

PGS is the market leader in operating contractor owned FPSOs in the UK and Norwegian sectors of the North Sea. The demand for these services is highly dependent on specific oil and gas development projects for small to medium sized oilfields.

The four FPSOs owned and operated by Production continued on their existing contracts throughout 2004.

In December 2003, the contract with Canadian Natural Resources ("CNR"), operator of the Banff and Kyle fields in the UK sector of the North Sea, was amended. Under the agreement, *Ramform Banff* will continue to produce the Banff field until the end of the field's life. The amended contract is production incentive based but contains a minimum day rate provision of $125 000 per day. Development work on the Banff field and the tie in of a well from the Kyle field increased *Ramform Banff* production slightly towards the end of 2004. Further tie-ins from Kyle are planned for 2005.

Petrojarl I is producing the Glitne field, operated by Statoil, in the Norwegian sector of the North Sea. PGS expects the producing life of the Glitne field to extend to 2007.

Petrojarl Varg is producing the Varg field (in PL038) operated by Pertra (sold to Talisman in 2005). PGS' successful development drilling programs in 2003 and 2004 have significantly increased both production levels and the expected life of the field. The FPSO is now expected to continue to produce the field beyond 2007. In 2004, a revised compensation structure was agreed between the PL038 owners and PGS providing a combination of a fixed day rate and a volume based production tariff. Following the sale of Pertra to Talisman, the PL038 owners have an option to change certain terms of the production contract against making certain payments to PGS as described above.

Petrojarl Foinaven is producing the Foinaven field, operated by BP, west of Shetland. The vessel is expected to produce the field beyond 2007.

Operating regularity was generally high in 2004. However, production on two of the FPSOs was negatively impacted by a labor conflict on the NCS causing a shut down of *Petrojarl I* from September 12 to October 29 and *Petrojarl Varg* from October 13 to October 26. In addition, production on the Varg field was reduced to approximately one half of normal production beginning November 5 due to a damaged main production riser. The field returned to normal production after a successful installation of a new riser on March 9, 2005.

Pertra

The sale of Pertra to Talisman was closed March 1, 2005 as described above. Pertra had significant drilling activity in 2004, with a rig working throughout the entire year. In total, five development wells were completed on the Varg field. In addition, one dry exploration well was drilled on the "Villmink" prospect in PL 038.

As a result of the development work, underlying field output levels increased substantially throughout the year. However, in the fourth quarter production was negatively affected by a shut down from October 13 to October 26, caused by the labor conflict on the NCS, and damage of the main production riser on November 5, limiting production to a daily maximum of approximately 15,000 barrels.

Pertra's total oil production was 5.3 million barrels in 2004 compared to 4.1 million barrels in 2003. Average realized oil price was $35.11 per barrel in 2004 compared to $29.37 in 2003.

Pertra was awarded participation in an additional six licenses on the NCS during 2004.

Financial results

Total revenues for 2004 were $1,135.5 million compared to $1,120.7 million in 2003, an increase of 1%. Pertra revenues increased by $65.1 million, but this increase was partly offset by a decrease of revenues in Marine Geophysical and Onshore and higher elimination of inter-segment revenues as described below.

Marine Geophysical 2004 revenues totaled $574.2 million, a decrease of $10.0 million, or 2%, from 2003. Revenues from contract seismic acquisition decreased $49.5 million from $348.1 million in 2003 to $298.6 million in 2004, primarily due to a close down of the Company's ocean bottom 2C crew in late 2003. Revenues from this crew amounted to $40.5 million in 2003. In addition, contract revenues were negatively impacted by a weak contract market in first half of 2004, and significant operating disturbances during completion of a large turn key project offshore India in second quarter. Multi-client late sales increased by $57.9 million, or 39%, to $206.0 million in 2004, reflecting overall high demand in the second half of the year. PGS' acquisition of multi-client data was further reduced and revenues from multi-client pre-funding decreased by $19.2 million, or 39%, from $49.7 million in 2003 to $30.5 million in 2004. Pre-funding as a percentage of cash investments in multi-client data increased to 96% in 2004 compared to 73% in 2003. In 2004 the fleet allocation (active vessel time) between contract and multi-client data acquisition was approximately 89%/11% compared to approximately 81%/19% in 2003.

Onshore revenues for 2004 totaled $133.2 million, a decrease of $20.8 or 14% from 2003. Onshore had significant activity in Alaska, Mexico and Saudi Arabia in 2003, while in 2004, Onshore had no activity in Saudi Arabia or Alaska. Additionally, activity in Mexico declined at the end of 2004 as one of the two large projects was completed in third quarter. Activity in domestic U.S. was strong both for PGS and the market in general.

Revenues for Production totaled $298.2 million in 2004, which was $4.8 million, or 2%, higher than 2003. *Petrojarl Foinaven* had revenues of $96.6 million in 2004 compared to $112.1 million in 2003, a reduction of 14%. This reduction relates primarily to a natural decline in the production

– In 2004 the fleet allocation between contract and multi-client data acquisition was approximately 89%/11%

level of the field. *Petrojarl I* had revenues of $61.3 million in 2004 compared to $67.7 million in 2003, a decrease of 9%, primarily due to natural field production decline. Production on *Petrojarl I* was shut down from September 12 to October 29 due to a labor conflict on the NCS, but the revenue impact was limited as PGS received force majeure compensation during the period. Revenues from *Ramform Banff* were $51.5 million in 2004 compared to $45.2 million in 2003, an increase of 14%, primarily due to a $3.7 million lump-sum modification job for CNR and the introduction of a new production contract effective January 1, 2004. Production levels on *Ramform Banff* improved in the latter part of 2004 due to tie in of one well from the Kyle field and development work on Banff field wells. Revenues from *Petrojarl Varg* increased $19.3 million, or 28% to $87.1 million in 2004 compared to $67.8 million in 2003. The increase is due primarily to increased production, despite a shut down from October 13 to October 26 related to a labor conflict on the NCS and damage to the main production riser reducing production to approximately 50% of the field's potential starting November 5.

Pertra revenues in 2004 totaled $186.7 million, an increase of $65.1 million, or 54%, from 2003. The increase is primarily due to an increase in production from 4.1 million barrels in 2003 to 5.3 million barrels in 2004.

Operating costs, excluding depreciation, amortization and other (income) expense, totaled $708.0 million in 2004 compared to $641.6 in 2003, an increase of $66.4 million. The increase relates primarily to increased operating costs for Pertra due to the significant increase in production and increased well intervention and geological and geophysical costs, which increased operating costs by $47.5 million. Marine Geophysical increased operating costs by $29.4 million, mainly as a result of a reduction of cost capitalized as multi-client investments (reduced by $36.7 million) and general cost increase driven by unfavorable change in currency rates and fuel prices, partially offset by the effect of close down of the ocean bottom 2C crew in late 2003. Production operating cost increased $8.8 million, primarily due to increased material purchases billed to customer (on *Ramform Banff*), a weakening of the U.S dollar exchange rate (which increases the reported U.S dollar cost for Production since a significant part of these are incurred in British Pound Sterling and Norwegian Kroner) and increased maintenance expense. Maintenance investments in Production are expensed as incurred. Onshore reported a $1.0 million reduction of operating costs. Elimination of inter-segment revenues and cost (reduces consolidated revenues and operating costs), increased by $23.9 million and $22.3 million, respectively, primarily due to increased payments from Pertra to Production for the use of *Petrojarl Varg*.

Adjusted EBITDA(1) for 2004 was $427.5 million compared to $479.1 million in 2003, a decrease of $51.6 million or 11%. Marine Geophysical Adjusted EBITDA decreased by $39.4 million, Onshore Adjusted EBITDA decreased by $20.0 million, and Adjusted EBITDA for Production decreased by $4.0 million. Pertra Adjusted EBITDA increased $17.5 million.

Depreciation and amortization for 2004 was $327.0 million compared to $305.4 million in 2003, an increase of $21.6 million, or 7%. Ordinary gross depreciation expense decreased by $5.2 million, or 3%, to $157.7 million in 2004. Pertra depreciation increased $23.0 million, primarily due to increased production and a charge of $11.4 million for dry exploration well (Villmink) reflected as depreciation. Depreciation in Marine Geophysical, Onshore and Production decreased by $19.1 million, $6.8 million and $2.0 million, respectively. Depreciation in Marine Geophysical and Production generally decreased due to significant asset write-downs in 2003, partly offset by reduced depreciable life and reduced salvage value assumptions for FPSOs and seismic vessels implemented effective November 1, 2003. Depreciation capitalized as part of the cost of multi-client library was reduced by $9.1 million to $4.0 million in 2004.

Amortization of multi-client data library increased by $17.7 million, or 11%, to $173.3 million in 2004. Amortization as a percentage of multi-client revenues was 66% in 2004 compared to 69% in 2003. Amortization for 2004 included an additional charge for minimum amortization of $7.8 million and additional amortization on certain individual surveys of $23.5 million to write these surveys down to fair value. Minimum amortization in 2003 amounted to $4.0 million.

Operating profit was $88.7 million in 2004 compared to a loss of $645.3 million in 2003. In 2003 the Company recorded impairments and other operating (income) expense of $819.0 million.

Interest expense was $111.2 million in 2004 compared to $115.5 million in 2003. Average interest bearing debt was significantly lower in 2004 compared to 2003, but in 2003 most of the debt did not accrue interest for approximately three months while the Company was in Chapter 11 proceedings. Other financial items amounted to a loss of $11.2 million in 2004 compared to a loss of $27.2 million in 2003. The 2003 amount includes write off of $13.2 million of deferred debt costs and original issue discounts.

"Operating profit was $88.7 million in 2004 compared to a loss of $645.3 million in 2003

(1) Adjusted EBITDA, when used by the Company means net income (loss) before financial items, other gain (loss), taxes, depreciation and amortization, other (income) expense, impairment of long-term assets and discontinued operations. See financial statements (Note 34) for a reconciliation of Adjusted EBITDA to Net Income (Loss). Adjusted EBITDA may not be comparable to other similarly titled measures from other companies. We have included Adjusted EBITDA as a supplemental disclosure because the Company believes that it provides useful information regarding PGS' ability to service debt and to fund capital expenditures and provides investors with a helpful measure for comparing our operating performance with that of other companies.

Provision for income taxes was $28.6 million in 2004 compared to $26.4 million in 2003. Tax expense primarily relates to withholding taxes, taxes payable in regions where the Company has no carry-forward losses and to deferred taxes for Pertra, which is subject to petroleum taxation rules in Norway with a nominal tax rate of 78%. Under these taxation rules it is not possible to offset Pertra's income against tax losses from other operations.

Net loss for 2004 was $53.9 million compared to a net loss of $819.1 million in 2003.

Cash flow, balance sheet and financing

Net cash provided from operating activities amounted to $281.6 million in 2004 compared to $220.1 million in 2003. The 2004 amount includes payment of restructuring cost and other operating expense of $16.9 million compared to $71.1 million in 2003.

Cash and cash equivalents (excluding restricted cash) amounted to $132.9 million at December 31, 2004 compared $105.2 million at December 31, 2003. Restricted cash amounted to $35.5 million at December 31, 2004 compared to $51.1 million at December 31, 2003.

The Company has a $110 million two-year secured working capital facility (maturing March 2006), $70 million of which can be borrowed and used for general corporate purposes. The remaining $40 million is available for issuance of letters of credit to support bid and performance bonds associated with PGS' day-to-day operations. At December 31, 2004 approximately $15 million of letters of credit were outstanding under this facility. No amounts were outstanding under the revolving credit portion of the facility. Further, the Company in February 2005 established an additional overdraft facility of NOK 50 million as part of its Norwegian cash pooling system.

The nominal value of interest bearing debt, including capital leases, was approximately $1,164 million as of December 31, 2004 compared to $1,204 million at December 31, 2003.

The Company's interest bearing debt consisted of the following primary components at December 31, 2004:

10% Senior Notes, due 2010	$ 746 million
8% Senior Notes, due 2006	250 million
8.28% First Preferred Mortgage Notes, due 2011	99 million
Other loans, due 2005 – 2006	10 million
Total debt	$ 1,105 million
Capital leases	59 million
Total	$ 1,164 million

Net interest bearing debt (interest bearing debt, including capital leases, less cash and cash equivalents and restricted cash) was approximately $995 million as of December 31, 2004 compared to $1,071 million (adjusted for the final excess cash distribution of $22.7 million which was included in accrued expenses) at December 31, 2003.

The Company expects to use a portion of its cash position and proceeds from sale of Pertra to reduce debt during 2005. In March 2005, the Company called $175 million of its $250 million 8% Senior Notes, due 2006, for repayment in April at a price of 102% of par. The remaining balance is callable at 101% of par starting November 2005.

– The Company expects to use a portion of its cash position and proceeds from sale of Pertra to reduce debt during 2005

Certain of the Company's loan and lease agreements and its senior note indenture contain requirements to provide audited U.S. GAAP financial statements by June 30 of each year and to provide unaudited U.S. GAAP quarterly financial statements within a specified period (typically 60 days) after the end of each of the first three quarters. The Company has received waivers and amendments allowing it to provide Norwegian GAAP financial statements in lieu of U.S. GAAP financial statements until June 30, 2005.

In addition to customary representations and warranties, certain of the Company's debt agreements contain covenants restricting the Company from incurring debt unless certain coverage ratios are met and limiting Company financial indebtedness, excluding project debt, to $1.5 billion. These debt agreements also restrict, among other things, payment of dividends, ability to place liens on Company assets, the amount of subsidiary financial indebtedness, sale/leaseback transactions, investments in project companies, investment in multi-client library, and asset dispositions. Specifically, certain financing agreements do not allow the Company to pay dividends or make any similar distribution until the $250 million 8% Senior Notes, due 2006, are repaid.

As required by Section 3-3 of the Norwegian Accounting Act, we confirm that the financial statements are prepared on the assumption of a going concern.

Financial risk description

Financial market risk

PGS is exposed to certain financial market risks, mainly adverse changes in interest rates and foreign currency exchange rates.

PGS conducts business in various currencies and is subject to foreign currency exchange rate risk on cash flows related to revenues, expenses, financing and investing transactions in currencies other than the U.S. dollar. Our cash flows from operations are primarily denominated in U.S. dollars, British pounds and Norwegian kroner. Our revenues are predominantly denominated in U.S. dollars while some portion of our operating expenses are incurred in British pounds and Norwegian kroner. Substantially all of our debt is denominated in U.S. dollars. Although we periodically undertake limited hedging activities to reduce certain currency fluctuation risks, these activities provide only limited protection against currency-related losses. As of December 31, 2004, we did not have any open derivative forward exchange contracts to manage the exposure related to these risks.

Our exposure to changes in interest rates relates primarily to our capital lease obligations and from our UK leases. As of December 31, 2004, we had capital lease obligations of approximately $59 million payable through 2008. Interest associated with these capital lease obligations is based on U.S. dollar LIBOR plus a margin.

> Further strengthening of financial flexibility is a key priority of the Company.

PGS has entered into certain UK leases. The leases are legally defeased because we have made payments to independent third-party banks in consideration for which these banks have assumed liability to the lessors equal to basic rentals and termination sum obligations. The defeased rental payments are based on assumed Sterling LIBOR rates between 8% and 9%. If actual interest rates are greater than the assumed interest rates, we receive rental rebates. If, on the other hand, actual interest rates are less than the assumed interest rates, we are required to pay rentals in excess of the defeased rental payments. Actual interest rates have been lower than the assumed interest rates during the past several years.

We enter into, from time to time, various financial instruments, such as interest rate swaps, to manage the impact of possible changes in interest rates. As of December 31, 2004, we had one open interest rate swap agreement in the aggregate notional amount of $10.3 million which does not qualify for hedge accounting. The market value of this agreement was approximately $(0.5) million.

Credit risk

The Company's trade receivables are primarily from multinational integrated oil companies and independent oil and natural gas companies, including companies owned in whole or in part by foreign governments. We manage our exposure to credit risk through ongoing credit evaluations of customers. Further, we believe that our exposure to credit risk is relative low due to the nature of our customer base, the long term relationship we have with most of our customers and the historic low level of losses on trade receivables.

Liquidity risk

As described above, at year end PGS had a cash balance of $132.9 million and a $110 million two-year secured working capital facility (maturing March 2006). In 2005, the Company established an additional overdraft facility of NOK 50 million and received approximately $155 million from the sale of Pertra.

Based on the year-end cash balance, available liquidity resources and the current structure and terms of PGS' debt, we believe that PGS has adequate liquidity and that liquidity risk is at acceptable levels.

Investments

During 2004, PGS had a total cash investment of $42.2 million in multi-client data library compared to $91.5 million in 2003, a reduction of $49.3 million, or 54%, reflecting the Company's continued focus towards the contract market.

Capital expenditures amounted to $148.4 million in 2004 compared to $57.7 million in 2003, an increase of $90.7 million. The increase relates in large part to Pertra capital expenditures (mainly drilling program), which increased $50.8 million to $85.0 million in 2004. Capital expenditures in Marine Geophysical increased $40.9 million to $56.9 million in 2004. This increase relates primarily to the Company's streamer replacement program, increased investments in data processing equipment and normal equipment replacement after unusually low investment levels during 2003.

Shares, share capital and dividend

As of December 31, 2004, PGS had 20 000 000 authorized shares issued and outstanding, all of which are of the same class and with equal voting and dividend rights. Each share has a par value of NOK 30.

The Company's shares are listed on the Oslo Stock Exchange. The Company's American Depositary Shares ("ADSs") are listed on the NYSE.

Further strengthening of financial flexibility is a key priority of the Company. Consequently the Company expects to use its cash flow generation to develop its core businesses and maintain or improve financial ratios. The Company does therefore not expect to pay ordinary dividends to shareholders in the next two to three years. The Company is not allowed to pay dividends under its loan agreements until the $250 million 8% senior notes, due 2006, are repaid. At year-end 2004, the parent company does not have free equity that, under Norwegian corporate law, can be distributed as dividends.

U.S. GAAP reporting, restatements and internal control related matters

U.S. GAAP reporting

The Company filed its Annual Report on Form 20-F for the year ended December 31, 2003, including audited financial statements under U.S. GAAP for the years 2003, 2002 and 2001 on November 16, 2004. PGS restated previously published U.S. GAAP audited consolidated financial statements for the year ended December 31, 2001.

PGS' primary financial reporting is U.S. GAAP. Since fourth quarter 2003 the Company did not have a basis to issue U.S. GAAP financial statements until the 2002 and 2003 audits and 2001 re-audit of the Company's U.S. GAAP financial statements were completed. These audited financial statements are now completed, and the Company intends to commence reporting its quarterly financial statements on a U.S. GAAP basis effective first quarter 2005.

Effective January 1, 2005 publicly traded companies in EU and EEA countries are required to report financial statements based on International Financial Reporting Standards ("IFRS"). Several EU/EEA countries, including Norway, have established transition rules allowing companies that are listed for public trading in the U.S., and therefore, have prepared complete financial statements under U.S. GAAP at least from and including 2002, to defer adopting IFRS reporting until January 1, 2007. Based on its listing and reporting history, PGS has concluded that the transition rules apply to the Company and intends to defer its IFRS reporting until January 1, 2007.

Restatements

The Company's Norwegian GAAP audited financial statements for 2003 were issued with a qualification that adjustments could arise from the results of the audit of the Company's financial statements under U.S. GAAP for 2003 and 2002 and the re-audit of the Company's U.S. GAAP financial statements for 2001. Upon completion of these audits the Company concluded that its historical treatment of interest-rate contingencies related to its UK leases should be restated under Norwegian GAAP. This restatement reduced retained earnings as of January 1, 2002 by $14.1 million. In addition, the restatement increased other financial items for the years ended December 31, 2002 and 2003 by $0.6 million and $0.9 million, respectively.

Material Weaknesses

PGS has previously disclosed material weaknesses in its internal controls over financial reporting. PGS has taken extensive actions to address the material weaknesses and has developed and is continuing to implement a plan to remediate those weaknesses. While the actions the Company has taken have significantly improved the quality of its internal controls over financial reporting, the Company has not eliminated all material weaknesses that were previously identified. PGS is committed to remediating the material weaknesses and deficiencies in internal controls over financial reporting as expeditiously as possible.

Health, Safety and Environment ("HSE")

HSE management and reporting is a key element in PGS' evaluation of business performance for all management levels and the Board of Directors.

Geophysical operations offshore and on land, as well as oil production offshore raise several environmental issues. To meet the continuously changing customer and industry expectations, investments have been made to further develop our HSE systems and competence. PGS places considerable emphasis on prevention and reduction of negative environmental impact of our operations worldwide. We apply a structured approach to ensure that our HSE responsibilities are well managed, and we strive for continuous improvement.

2004 was a good year with strong HSE performance. PGS' safety and environment results compare favorably with the norm in the industries in which we operate. Our HSE results effectively support our efforts to develop and maintain our position as a market leader in both geophysical and harsh environment floating production services.

Marine Geophysical has in 2004 implemented a

"– 2004 was a good year with strong HSE performance."

new Environmental Management Manual in line with the ISO 14000 requirements and expectations.

HSE achievements in 2004 include:

- *Petrojarl Varg* ranked as one of the three safest offshore installations on the NCS by The Norwegian Petroleum Safety Authority (PSA)
- First year ever without lost time incidents in Production
- Implemented best available technology (BAT) to reduce discharges to sea within our seismic operations
- Production was ISO 14000 (international standard for environmental management) certified in 2004
- Production (shuttle tankers) was certified by International Ships and Port Security Code (ISPS)
- Pertra headed up the oil industry's annual full scale oil contingency exercise in cooperation with NOFO (Norwegian Clean Seas Association for Operators) with great success.

PGS had a total of 9 lost time incidents in 2004, none which were of a serious nature. 2004 was the first year ever with no lost time incidents on any of Production's four FPSOs.

Overall, lost time incident frequency was 0.4 per million man hours in 2004, compared with a frequency of 0.33 for 2003 and 0.66 for 2002. The total recordable case frequency was 2.3 per million man hours in 2004 compared to 2.9 in 2003. Sick leave in our Norwegian operations was 4.5% in 2004 compared to 4.6% in 2003.

In 2004 Pertra caused 3,000 liters of oil to be discharged to sea. The incident was caused by a fatigue in a flexible production riser on the Varg field. The incident did not cause any major damage to the environment or wild life at sea. Further, the Company had in March 2004 a minor gas explosion onboard the *Petrojarl Varg*. The incident did not cause any harm to people, the environment or our assets. The incidents were reported in accordance with the regulations relating to material and information in the petroleum activities, section 11.

Organization

Employees by business area are specified as follows:

At December 31

Business area	2004	2003	2002
Marine Geophysical	**1,115**	1,143	1,356
Onshore	**1,011**	1,479	1,828
Production	**501**	515	520
Pertra	**16**	[illegible]	6
Global Services/Reservoir/Corporate	**256**	235	252
Discontinued operations	-	-	41
Total	**2,899**	[illegible]	4,003

The nature of PGS' operations requires a high degree of technological expertise among its personnel. Traditionally a high proportion of its employees have been male. The Company strives for balance and equality with respect to sex, age and cultural background, and considers this as a main element of its core values. At December 31, 2004, 11% of the Company's employees were female and 89% male, while the allocation for PGS' Norwegian employees was 20% female and 80% male. University educated males and females (geophysicists, geologist, engineers etc) in PGS have the same wage structure. However, most females working in PGS are employed in functions, which traditionally are paid less. About 25 percent of this group is employed in 80 percent or less of a full time position for a shorter or longer period by own choice, primarily related to responsibility for small children. In management positions at PGS' headquarters at Lysaker, 26 percent are female and 74 percents are male. PGS' Board of Directors has 6 male and 1 female permanent directors.

The Company's head office is at Lysaker, Norway. PGS also has offices in other cities in Norway, and in the U.S., Angola, Australia, Brazil, China, Egypt, England, Mexico, Nigeria, Russia, Singapore, Scotland, the United Arab Emirates and Venezuela.

"The Company strives for balance and equality with respect to sex, age and cultural background, and considers this as a main element of its core values"

Board of Directors and Corporate Governance

In 2004 the Board of Directors consisted of Jens Ulltveit-Moe (Chairman), Keith Henry (Alternate chairman), Francis Gugen, Harald Norvik, Rolf Erik Rolfsen, Clare Spottiswoode and Anthony Tripodo, all elected as permanent directors for a two-year period at the Extraordinary General Meeting held on October 16, 2003. Alternate directors are Marianne Elisabeth Johnsen and John Reynolds.

As part of the 2003 financial restructuring, the Extraordinary General Meeting resolved that Board decisions on certain specified major transactions, during the first two years after the completion of the restructuring, shall require the support by the board members nominated by the pre-restructuring shareholders (Messrs. Ulltveit-Moe, Norvik and Rolfsen) or their successors, and that until October 16, 2005, any election of new directors shall require the approval by more than two thirds of the votes cast as well as of the share capital which is represented at the General Meeting.

The Board has established two sub-committees, the Audit Committee, consisting of Messrs. Gugen (Chairman), Tripodo and Norvik, and the Remuneration Committee, consisting of Messrs. Henry and Rolfsen, to act as preparatory bodies for the Board of Directors and to assist the directors in exercising their responsibilities.

In 2004 the Board of Directors had 17 meetings.

PGS is committed to maintaining high standards of corporate governance. We believe that effective corporate governance is essential to the well being of the Company and establishes the framework by which we conduct ourselves in delivering services to our customers and value to our shareholders.

PGS is registered in Norway as a public limited company and the Company's governance model is built on Norwegian corporate law. PGS also adheres to requirements applicable to foreign registrants in the U.S., where the Company's ADSs are publicly traded, including the New York Stock Exchange listing standards. The Company otherwise implements corporate governance guidelines beneficial to its business.

PGS' corporate governance principles are adopted by the Board of Directors. The Board conducts a periodic review of these principles. Key aspects of the Company's corporate governance structure are described in more detail in the separate corporate governance report in the 2004 annual report. PGS ASA's articles of association, in addition to full versions of the rules of procedures for the Board of Directors, the Audit Committee charter, the Remuneration Committee charter and the code of conduct are available on the Company's website (www.pgs.com).

Outlook

The markets in which PGS operates showed improvement in 2004. Oil prices varied significantly through 2004, but generally at relatively high levels. Development so far in 2005 is favorable. Market analysts generally expect a high price level to continue. In the medium to long term, high price levels would positively impact PGS' core markets.

Over the past few years, E&P companies have made relatively low investments in exploration, and there is arguably still under-investment in oil exploration, despite increased activity in 2004. There are signs that the oil companies will be gradually more active in exploration during the coming years, as reserves replacement becomes even more critical.

After a number of years of overcapacity, the marine seismic market balance has improved, as reflected in increased industry order backlog and margins. Within floating production, increased focus on smaller fields and tail-end optimization forms a basis for growth in outsourcing where PGS Production is well positioned with market leadership in the North Sea and the potential to grow in selected international markets.

In 2005, PGS will operate from a more focused oil services base seeking to further build its competitive advantage and market leading position. At the same time, PGS will continue to manage its business in a financially disciplined manner – focusing on improvement in return on capital employed, cash generation and prudent risk management.

In 2005, we expect the following factors to influence performance:

Marine Geophysical

- Increased contract prices as a 3D market near full capacity utilization is expected during 2005
- Multi-client late sales lower than 2004 due to limited reinvestment over the past three years and expected delay of Brazilian 7th Licensing Round sales into 2006
- Cost levels impacted by increased fuel prices and weaker U.S. dollar compared to 2004

Onshore

- Continued focused approach centered around markets where PGS can compete most effectively
- Full year activity level at par with 2004, building on expected start-up of significant transition zone project in Nigeria and contract awards for South America crews

"After a number of years of overcapacity, the marine seismic market balance has improved, as reflected in increased industry order backlog and margins"

Production

- The Company's FPSOs are all expected to continue producing on existing assignments through 2006
- Total oil production from the four FPSOs taken together is expected to be in line with 2004
- Increased maintenance cost as the time since deployment of all FPSOs on their respective fields is increasing. In addition USD currency has depreciated compared to 2004

The Board emphasizes that forward looking statements contained in this report are based on various assumptions made by the Company that are beyond its control and that are subject to certain risks and uncertainties as disclosed by the Company in its filings with the Oslo Stock Exchange and the U.S. Securities and Exchange Commission. Accordingly, actual results may differ materially from those contained in the forward looking statements.

Settlement of the parent company's loss for 2004

The parent company, Petroleum Geo-Services ASA, reported a net loss of NOK 824,248,000 for 2004. The Board of Directors proposes that the loss is covered by transfer from additional paid in capital.

At December 31, 2004, the parent company had no free equity that, under Norwegian corporate law, can be distributed as dividends.

March 31, 2005

Jens Ulltveit-Moe *Chairman*	Clare Spottiswoode	Harald Norvik	Anthony Tripodo
Keith Henry *Vice chairman*	Rolf-Erik Rolfsen	Francis Gugen	Svein Rennemo *Chief Executive Officeer*



Petroleum Geo-Services

Consolidated Statements of Operations

(In thousands of dollars)	Note	Years ended December 31, 2004	2003	2002
Revenue	4	**$ 1 135 461**	$ 1 120 658	$ 992 336
Cost of sales/ -products		**639 251**	584 717	473 877
Depreciation and amortization	4	**326 996**	305 419	356 427
Research and development costs		**3 419**	2 622	2 766
Selling, general and administrative costs		**65 314**	54 251	55 235
Impairment of long-lived assets	4, 32		740 876	807 416
Other operating expense, net	4, 32	**11 760**	78 085	15 434
Total operating expenses		**1 046 740**	1 765 970	1 711 155
Operating profit (loss)	4	**88 721**	(645 312)	(718 819)
Income (loss) from associated companies	5	**5 277**	897	(1 691)
Interest expense	6	**(111 233)**	(115 459)	(151 252)
Other financial items, net	7	**(11 182)**	(27 181)	42 803
Income (loss) before income taxes		**(28 417)**	(787 055)	(828 959)
Income tax expense	8	**28 558**	26 436	201 944
Income (loss) from continuing operations		**(56 975)**	(813 491)	(1 030 903)
Income (loss) from discontinued operations, net of tax	3	**3 048**	(5 587)	(215 349)
Net income (loss)		**$ (53 927)**	$ (819 078)	$ (1 246 252)
Hereof minority interest		**$ 350**	$ 125	$ -
Hereof majority interest	9	**$ (54 277)**	$ (819 203)	$ (1 246 252)

March 31, 2005

Jens Ulltveit-Moe
Chairman

Clare Spottiswoode

Harald Norvik

Anthony Tripodo

Keith Henry
Vice chairman

Rolf Erik Rolfsen

Francis Gugen

Svein Rennemo
Chief Executive Officeer

Petroleum Geo-Services

Consolidated Balance Sheets

(In thousands of dollars)

	Note	December 31, 2004	December 31, 2003
ASSETS			
Long-term assets:			
Long-lived intangible assets	12	**$ 2 075**	$ 1 975
Property and equipment, net	14	**1 042 279**	1 089 098
Multi-client library, net	15	**240 596**	367 700
Oil and natural gas assets, net	16	**63 956**	30 678
Restricted cash	20	**10 014**	10 014
Investments in associated companies	4, 5	**5 720**	6 386
Other financial assets	17	**40 105**	29 523
Total long-term assets		**1 404 745**	1 535 374
Current assets:			
Accounts receivable, net	18	**201 844**	172 508
Other current assets	19	**70 195**	64 737
Restricted cash	20	**25 477**	41 123
Cash and cash equivalents		**132 942**	105 225
Total current assets		**430 458**	383 593
Total assets	4	**$ 1 835 203**	$ 1 918 967
LIABILITIES AND SHAREHOLDERS' EQUITY			
Shareholders' equity:			
Paid in capital:			
Common stock (20 000 000 shares, par value NOK 30)		**$ 85 714**	$ 85 714
Additional paid in capital		**287 576**	287 576
Total paid in capital		**373 290**	373 290
Other equity		**(70 436)**	(20 118)
Minority interest		**1 226**	1 527
Total shareholders' equity		**304 080**	354 699
Debt:			
Accruals for long-term liabilities:			
Deferred tax liabilities	8	**28 445**	4 253
Other long-term liabilities	23	**133 342**	114 015
Total accruals for long-term liabilities		**161 787**	118 268
Other long-term debt:			
Long-term capital lease obligations	10	**33 156**	61 234
Long-term debt	25	**1 085 190**	1 108 675
Total other long-term debt		**1 118 346**	1 169 909
Current liabilities:			
Short-term debt and current portion of long-term debt and capital lease obligations	10, 24, 25	**45 373**	34 487
Accounts payable		**81 910**	56 318
Accrued expenses	26	**115 448**	157 143
Income taxes payable	8	**8 259**	28 143
Total current liabilities		**250 990**	276 091
Total liabilities and shareholders' equity		**$ 1 835 203**	$ 1 918 967

Petroleum Geo-Services

Consolidated Statements of Cash Flows

(In thousands of dollars)	Years ended December 31, 2004	2003	2002
Cash flows from operating activities:			
Net income (loss)	**$ (54 277)**	$ (819 203)	$ (1 246 252)
Adjustments to reconcile net income (loss) to net cash provided by operating activities:			
Depreciation and amortization charged to expense	**326 996**	305 419	356 427
Non-cash impairments and loss (gain) on sale of subsidiaries	**-**	745 697	1 039 472
Non-cash write-off of deferred debt costs and issue discounts	**-**	13 152	-
Cash effects related to discontinued operations	**-**	3 342	5 540
Provision (benefit) for deferred income taxes	**26 970**	(4 639)	184 577
Changes in current assets, current liabilities and other	**(37 881)**	(9 988)	(16 625)
Loss on sale of assets	**4 128**	6 193	7 561
Net (increase) decrease in restricted cash	**15 646**	(19 904)	1 602
Net cash provided by operating activities	**281 582**	220 069	332 302
Cash flows (used in) provided by investing activities:			
Investment in multi-client library	**(42 159)**	(91 500)	(190 436)
Capital expenditures	**(148 372)**	(57 710)	(60 759)
Capital expenditures on discontinued operations	**-**	(118)	(77 364)
Sale of subsidiaries	**2 035**	50 115	20 222
Other items, net	**4 031**	3 835	(9 030)
Net cash used in investing activities	**(184 465)**	(95 378)	(317 367)
Cash flows (used in) provided by financing activities:			
Redemption of preferred stock		(64 105)	(98 983)
Repayment of long-term debt	**(24 167)**	(11 241)	(241 826)
Principal payments under capital leases	**(21 121)**	(17 539)	(15 496)
Net increase (decrease) in bank facility and short-term debt	**1 962**	(48)	335 348
Net (payments) receipts under tax equalization swap contracts			9 566
Distribution to creditors under the restructuring agreement	**(22 660)**	(17 932)	
Other items, net	**(3 488)**		8 098
Net cash used in financing activities	**(69 474)**	(110 865)	(3 293)
Effect of exchange rate changes on cash	**74**	14	537
Net increase (decrease) in cash and cash equivalents	**27 717**	13 840	12 179
Cash and cash equivalents at beginning of year	**105 225**	91 385	79 206
Cash and cash equivalents at end of year	**$ 132 942**	$ 105 225	$ 91 385

Petroleum Geo-Services

Consolidated Statements of Changes in Shareholders' Equity

(In thousands of dollars, except for share data)	Common Stock Number	Common Stock Par value	Additional paid-in capital	Accumulated foreign currency translation adjustments	Other equity	Minority interest	Shareholders' equity
Balance at December 31, 2002	102 347 987	$ 71 807	$ -	$ (6 638)	$ (107 339)	$ 1 402	$ (40 768)
Restated for prior year net income effect: UK leases			-	-	(14 619)	-	(14 619)
Restated balance at December 31, 2002	102 347 987	71 807	-	(6 638)	(121 958)	1 402	(55 387)
Cumulative effect of accounting principle change January 1, 2003			-	-	(26 754)	-	(26 754)
Effect of restructuring, November 6, 2003:							
Write down old sharecapital	(102 347 987)	(71 807)		-	71 807	-	-
Debt restructuring	20 000 000	85 714	1 010 989	-	157 148	-	1 253 851
Net income			(723 413)	-	(95 790)	125	(819 078)
Translation adjustments			-	2 067	-	-	2 067
Balance at December 31, 2003	20 000 000	85 714	287 576	(4 571)	(15 547)	1 527	354 699
Net income				-	(54 277)	350	(53 927)
Dividens to minority interest				-	(264)	-	(264)
Revaluations (of shares available for sale)				-	5 889	-	5 889
Translation adjustments & other			-	(1 666)	-	(651)	(2 317)
Balance at December 31, 2004	**20 000 000**	**$ 85 714**	**$ 287 576**	**$ (6 237)**	**$ (64 199)**	**$ 1 226**	**$ 304 080**

Petroleum Geo-Services ASA has one class of shares, and as of December 31, 2004, common stock consisted of a total of 20 000 000 shares of par value NOK 30 each fully paid in.

During 2003, the Company completed an extensive financial restructuring (see Note 25 for more information). Besides a significant reduction of the Company's total debt, the restructuring lead to a cancellation of all existing shares, and the share capital was reduced to zero without any payment to the existing shareholders in respect of the cancelled shares. Simultaneously with the registration of the reduction of the share capital to zero, the reorganized Petroleum Geo-Services ASA issued 20 000 000 new shares with a par value of NOK 30 per share, giving a total share capital of NOK 600 million. The new shares were distributed to the Company's creditors and existing shareholders.

The shareholders voting rights are equal to ownership percentage. A listing of the Company's largest shareholders is provided in Note 21.

Notes to the Consolidated Financial Statements

Note 1 General Information About the Company and Basis of Presentation

General:

Petroleum Geo-Services ASA ("PGS ASA") is a public limited liability company established under the laws of the Kingdom of Norway in 1991. Unless stated otherwise, references herein to the "Company" and "PGS" refer to Petroleum Geo-Services ASA and its majority-owned subsidiaries and affiliates, companies in which it has and controls a majority voting interest.

PGS is a technologically focused oilfield service company principally involved in providing geophysical services worldwide and floating production services in the North Sea. Globally, it provides a broad range of geophysical and reservoir services, including seismic data acquisition, processing and interpretation and field evaluation. In the North Sea, the Company owns and operates four floating production, storage and offloading ("FPSO") vessels. Through 2004, the Company also owned a small oil and natural gas company that produces oil and natural gas from licences on the Norwegian Continental Shelf. This investment was divested in March 2005. The Company's headquarters are at Lysaker, Norway. See further discussion of the Company's services in Note 4.

The Company has prepared its consolidated financial statements in accordance with accounting principles generally accepted in Norway ("N GAAP"). The Financial Statements are presented in US Dollars ("$"), which is defined as the reporting currency.

As more fully described in Note 3, the Company sold its wholly owned software company PGS Tigress (UK) Ltd. in December 2003. The Company sold its Production Services subsidiary in December 2002 and its Atlantis subsidiary in January 2003, which was finalized and executed in February 2003. Accordingly, the financial position and results of operations and cash flows for these subsidiaries have been presented as discontinued operations as of and for the years ended December 31, 2003 and 2002.

The accompanying financial statements have been prepared on the basis of accounting principles that presume the realization of assets and the settlement of liabilities in the ordinary course of business. Accordingly, the financial statements do not purport to present the realizable values of all assets or the settlement amounts of all liabilities, and therefore, do not reflect the adjustments in the carrying values of our assets, liabilities, income statement items and balance sheet classifications that would be necessary if the going concern assumption was not an appropriate basis for our financial statements.

In 2003 the Company, as more fully described in Note 25, successfully completed a financial restructuring which involved cancellation of all pre-restructuring share capital and a reduction of interest bearing debt of $1,283 million from $2,472 million to $1,189 million. Costs relating to this restructuring totalled $3.5 million and $42.3 for the years ended December 31, 2004 and 2003, respectively and were expensed as other operating expense, net in the consolidated statements of operations. In addition the Company recorded $13.2 million in write-off of deferred debt costs and issue discounts, that were expensed as other financial items, net.

Upon emergence from Chapter 11, the Company, for the purpose of adopting "fresh start" reporting in accordance with "The American Institute of Certified Public Accountants Statement of Position" (SOP 90-7) under generally accepted accounting principles in the United States ("U.S. GAAP") and in order to perform impairment reviews for its N GAAP financial statements, made a full valuation, using external experts, of all its significant assets and liabilities, with a basis in the restructured enterprise value. Similarly the Company adopted a new N GAAP standard for Impairment of Assets effective January 1, 2003. In total the Company recognized the following impairments under N GAAP in 2003; $241.5 million in multi-client library, $367.0 million in Production assets, $129.1 million in streamer fleet assets and $3.3 million in other long-term assets. See Note 32 for further details of these impairments.

Restatements:

The Company filed its Annual Report on Form 20-F for the year ended December 31, 2003, including audited financial statements under U.S. GAAP for the years ended December 31, 2003, 2002 and 2001 on November 16, 2004. In connection with finalizing the audited financial statements in accordance with U.S. GAAP, PGS restated previously published U.S. GAAP audited consolidated financial statements for the year ended December 31, 2001.

The previously issued Norwegian GAAP audited financial statements for 2003 were issued subject to adjustments that could arise from the results of the audit of the Company's financial statements under U.S. GAAP for 2003 and 2002 and the re-audit of the Company's U.S. GAAP financial statements for 2001. Upon completion of these audits the Company has concluded that its historical treatment of interest-rate contingencies related to its UK leases should also be restated under Norwegian GAAP.

In previously issued financial statements, all gains associated with UK lease transactions were recognized as and when associated tax contingencies were considered remote. However, a portion of these gains should have been deferred for liabilities related to the difference, at inception of the lease, between the projected future distribution from the Payment Banks and the projected lease payments, based on forward interest rate curves (see Note 2). This deferred gain should have been amortized over the term of the lease. The restatement reduced retained earnings as of January 1, 2002 by $14.1 million. Furthermore, the restatement increased other financial items for the year ended December 31, 2002 and 2003 by $0.6 million and $0.9 million, respectively.

Further, as a reflection of conclusions reached in connection with the finalization of the U.S. GAAP financial statements for the years 2003, 2002 and 2001, the Company has incorporated certain changes in the presentation and classification of transactions in its Norwegian GAAP financial statements. Such changes include separate balance sheet presentation of restricted cash and reclassification of two leases from operating leases to capital leases.

When completing the 2003 N GAAP financial statements, the Company identified certain costs which historically had not been accrued appropriately relating to seismic vessels costs of $2.9 million, vessel crew rotation costs of $4.0 million and accrued vacation costs, relating to certain regions in the Company, of $3.7 million. The effect of these accruals were recorded directly to shareholders' equity in the year ended December 31, 2002.

Material Weaknesses:
PGS has previously disclosed material weaknesses in its internal controls over financial reporting. PGS has taken extensive action to address the material weaknesses and has developed and is continuing to implement a plan to remediate those weaknesses. While the actions the Company has taken have significantly improved the quality of its internal controls over financial reporting, the Company has not eliminated all material weaknesses that were previously identified. PGS is committed to remediating the material weaknesses and deficiencies in internal controls over financial reporting as expeditiously as possible.

U.S. GAAP Reporting and International Financial Reporting Standards ("IFRS"):
PGS' primary financial reporting is U.S. GAAP. Effective January 1, 2005 publicly traded companies in EU and EEA countries are required to report financial statements based on IFRS. Several EU/EEA countries, including Norway, have established transition rules allowing companies that are listed for public trading in the U.S. and therefore, have prepared complete financial statements under U.S. GAAP at least from and including 2002, to defer adopting IFRS reporting until January 1, 2007. Based on its listing and reporting history, PGS has concluded that the transition rules apply to the Company and plans to defer IFRS reporting until January 1, 2007.

Note 2 Summary of Significant Accounting Policies

Use of Estimates:
The preparation of financial statements in accordance with N GAAP requires management to make estimates, assumptions and judgments that affect the reported amounts of assets and liabilities and the disclosure of contingent liabilities. In many circumstances, the ultimate outcome related to the estimates, assumptions and judgments may not be known for several years after the preparation of the financial statements. Actual amounts may differ materially from these estimates due to changes in general economic conditions, changes in laws and regulations, changes in future operating plans and the inherent imprecision associated with estimates.

Consolidation and Equity Investments:
The Company's consolidated financial statements include all transactions of Petroleum Geo-Services ASA, its wholly owned and majority-owned subsidiaries that it controls. Subsidiaries are consolidated in the accounts from the point of time when the Company gains control. Shares in subsidiaries are eliminated using the purchase method of accounting. This implies that the purchase costs for the shares are assigned to the assets and liabilities of the subsidiaries, using their fair value at the date of acquisition. Any excess is recorded as goodwill. All inter-company transactions and balances have been eliminated in consolidation. In those cases where the subsidiaries are not wholly-owned, the minority interests are separately presented in the consolidated statements of operations and consolidated balance sheets.

Investments in associated companies in which the Company has an ownership interest equal to or greater than 20% but equal to or less than 50%, and where the Company has the ability to exercise significant influence are accounted for using the equity method. The equity method implies that the Company's share of net income in the associated company is included in a separate line in the profit and loss statement, while the Company's share of the associated company's equity, adjusted for any excess values or goodwill, is classified as a long-term asset in the balance sheet.

Shares available for sale with an available market value are carried at fair value at each balance sheet date, with unrealised gains recorded directly to equity. Gains are recognized in the statement of operations when realized.

Discontinued Operations:
Subsidiaries that are either held-for-sale or discontinued are reported as discontinued operations. Revenues and expenses are excluded from revenue and expenses of the Company and reported separately as a one line item in the consolidated statement of operations, net of tax. Assets and liabilities are presented as separate line items in the balance sheet. For further details, see discussions of such discontinued activities in Note 3.

Cash and Cash Equivalents:
The carrying amounts of cash and cash equivalents approximate fair value. Cash and cash equivalents include demand deposits and all highly liquid financial instruments purchased with maturities of three months or less.

Cash and deposits that are restricted from the Company's use are disclosed separately in the consolidated balance sheets and are classified as current or long-term depending on the nature of the restrictions. Such restrictions primarily relate to bid bonds, employee tax withholdings, restricted deposits under contracts, and cash in our wholly owned captive insurance company.

Foreign Currency Translation:
The Company's reporting currency is the US dollar ("dollar") as it is the functional currency for substantially all of its operations throughout the world.

The financial statements of non-US subsidiaries using their local currency as their functional currency are translated using the current exchange rate method. Under the current exchange rate method assets and liabilities are translated at the rate of exchange in effect at period end, share par value and paid-in capital are translated at historical exchange rates, and revenue and expenses are translated at the average rates of exchange in effect during the period. Translation adjustments, net of tax, are recorded as a separate component of shareholders' equity.

The Company's exchange rate between the Norwegian Kroner and US dollar at December 31, 2004 and 2003 was NOK 6.13 and NOK 6.79, respectively.

Operating and Capital Leases:
The Company has significant operating lease arrangements within all the operating segments and also has some capital lease arrangements mainly for land seismic equipment. Capital leases are lease arrangements where the substantial financial risk and control, but not ownership, of the assets are transferred from the lessor to the Company.

The Company accounts for capital lease arrangements as if the Company had acquired the assets. Correspondingly the present value of the future lease payments is accounted for as liabilities. The assets are depreciated over the expected useful life of the asset, while the lease liability is reduced in accordance with the agreed payment term.

UK Leases:
The Company has periodically executed leasing arrangements in the United Kingdom ("UK leases") relating to certain seismic and FPSO vessels and/or equipment (see Note 10). Under the UK leases, generally UK financial institutions ("Lessors") acquired the assets from third parties and the Company leased the assets from the Lessors under long-term charters that give the Company the option to purchase the assets for a bargain purchase price at the end of the charter periods. These UK leases provide the Lessors with the tax depreciation rights to the assets and, therefore, the ability to utilize the related tax benefits. Under these UK leases, the Company indemnified the Lessors against certain future events that could reduce their expected after-tax returns. These events include potential changes in UK tax laws or interpretations thereof (including interpretations relating to depreciation rates) and changes in interest rates as the leases are based on assumed interest rates.

Due to the nature of the charters, the Company accounts for theses leases as capital leases. The Company legally defeased its future charter obligations for the assets by making up-front, lump sum payments to unrelated large institutional banks ("Payment Banks"), which then assumed the Company's liability for making the periodic payments due under the long-term charters (the "Defeased Rental Payments") equal to the basic rentals and termination sum obligations, as defined in the agreements. The Company has no rights to the amounts paid to Payment Banks. Due to the assumption of the charter payment obligations by the payment banks, the Lessors legally released the Company as the primary obligor under the charters. Accordingly, the Company accounted for the release as a derecognition of the capital lease obligations with respect to these UK leases.

At the date that the Company executed any UK lease, the Company treated the excess of the capitalized asset value over the amount required to legally defease the charter obligations as a deferred gain. The deferred gain related to indemnification for tax contingencies and for changes in future interest rates. In previously issued financial statements, all gains associated with UK lease transactions were recognized as and when associated tax contingencies were considered remote. However, a portion of these gains should have been deferred for liabilities related to the difference, at inception of the lease, between the projected future distribution from the Payment Banks and the projected lease payments, based on forward interest rate curves. This deferred gain should have been amortized over the term of the lease. The financial statements for the years ended December 31, 2003 and 2002 have been restated to reflect this accounting (see Note 1 and 10).

The Defeased Rental Payments are based on assumed Sterling LIBOR rates of between 8% and 9% (the "Assumed Interest Rates"). If actual interest rates are greater than the Assumed Interest Rates, the Company receives rental rebates. Conversely, if actual interest rates are less than the Assumed Interest Rates, the Company is required to pay rentals in excess of the Defeased Rental Payments (the "Additional Required Rental Payments"). Such payments are made annually or bi-annually and are recorded as other financial items, net.

Receivables Credit Risk:
The Company's trade receivables are primarily from multinational integrated oil companies and independent oil and natural gas companies, including companies owned in whole or in part by foreign governments. The Company manages its exposure to credit risk through ongoing credit evaluations of customers and has provided for potential credit losses through an allowance for doubtful accounts. The allowance for doubtful accounts reflects management's best estimate of probable losses inherent in accounts receivable from trade customers and is based on a number of factors consisting mainly of aging of accounts, historical experience, customer concentration, customer creditworthiness, and current industry and economic trends. The Company does not believe that exposure to concentrations of credit risk is likely to have a material adverse impact on its financial position or results of operations.

Retirement Plans:
Defined benefit pension plans are estimated as present value of future pension compensation, which for accounting purpose are considered earned as of balance sheet date. Pension assets are estimated at fair value. Net pension liabilities on under-funded plans are recorded as other long-term liabilities, while net pension assets on over-funded plans are recorded as other long-term assets, if it is probable that the over-funded amounts can be utilized. Change in the pension liability, which is caused by amendments to the pension plans, is apportioned over the expected average remaining years of service.

The Company's contributions to defined contribution plans are expensed as incurred.

The actual pension costs are charged to salaries and social expenses and are included in cost of sales and selling, general and administration costs as appropriate, in the consolidated statements of operations.

Multi-Client Library:
The multi-client library consists of seismic surveys to be licensed to customers on a nonexclusive basis. Costs directly incurred in acquiring, processing and otherwise completing seismic surveys are capitalized into the multi-client library, including the applicable portion of interest costs.

Beginning January 2003, the Company no longer capitalizes the proportionate cost of relocating its crews (steaming) between surveys and the apportioned cost of yard stays.

The multi-client library is stated at the lower of survey costs less accumulated amortization or fair value. Fair value is calculated based upon remaining forecasted future sales less estimated selling costs, discounted to a net present value using discount rates that give effect to the inherent risk in the sales forecasts.

The Company records its investment in the multi-client library in a manner consistent with the capital investment and operating decision analysis, which generally results in each component of the multi-client library being recorded and evaluated separately. Projects that are in the same political regime, with similar geological traits and that are marketed collectively are recorded and evaluated as a group by year of completion (currently applies to certain surveys in Brazil and the Gulf of Mexico).

Amortization of the multi-client library is generally recorded in proportion to revenue recognized to date as a percentage of the total expected revenue. In determining the annual amortization rates applied to the multi-client library, management considers expected future sales and market developments as well as past experience. These expectations include consideration of geographic location, prospects, political risk, exploration license periods and general economic conditions. The local sales and operating management estimate, at least annually, the total expected revenue for each survey or group of surveys of the multi-client library. Because of the inherent difficulty in estimating future sales and market developments, it is possible that the amortization rates could deviate significantly from year to year. To the extent that such revenue estimates, or the assumptions used to make those estimates, prove to be higher than actual revenue, the Company's future operations will reflect lower profitability due to increased amortization rates applied to the multi-client library in later years, and the multi-client library may also become subject to minimum amortization and/or impairment. Effective November 1, 2003, the Company has categorized its multi-client surveys into three amortization categories with amortization rates of 90%, 75% or 60% of sales amounts. Classification of a project into a rate category is based on the ratio of its remaining net book value to its remaining sales estimate. Each category includes surveys where remaining book value as a percentage of remaining estimated sales is less than or equal to the amortization rate applicable to each category.

An integral component of amortization of the multi-client library is the minimum amortization policy. Under this policy, the book value of each survey or group of surveys of the multi-client library is reduced to a specified percentage by year-end, based on the age of the survey or group of surveys in relation to its year of completion. This requirement is applied each year-end regardless of future revenue estimates for the multi-client library survey or group of surveys. The specified percentage generates the maximum book value for each multi-client library survey or group of surveys as the product of the percentage multiplied by the original book value of the multi-client library survey or group of surveys at the respective period-end. Any additional or "minimum" amortization charges required are then determined through a comparison of the remaining book value to the maximum book value allowed for each survey or group of surveys of the multi-client library.

Effective November 1, 2003 the Company revised the minimum amortization period from eight years for marine surveys and five years for onshore surveys to five years for both marine and onshore projects from the end of the year of completion (the year when the project is completed and processed data is ready and available for use) and three years for derivative processed projects (processing or reprocessing that creates data that can be marketed and sold as an addition to the existing library) from the end of the year of completion. Existing marine surveys were accorded a transition profile that will generally shorten their remaining minimum amortization period by one year as compared to the previous profile.

The specified percentages of the total capitalised cost the Company used to determine the maximum book value of its multi-client library components are summarized as follows:

Surveys completed in 2003 and prior years		
Calendar year of completion	Marine surveys	Land surveys
2003	80%	80%
2002	60%	60%
2001	40%	40%
2000	20%	20%
1999	10%	0%
1998	10%	
1997	0%	

New surveys		
Calendar year after completion	5-year Profile	3-year Profile
Year 1	80%	66%
Year 2	60%	33%
Year 3	40%	0%
Year 4	20%	
Year 5	0%	

In addition, effective January 1, 2004, the Company classifies write-downs of individual multi-client surveys which are based on changes in project specific expectations and not individually material, as amortization expense. Such additional, non-sales related, amortisation expenses would be expected to appear regularly since projects are evaluated on an individual basis, except as described above. Write-downs related to fundamental changes in estimates affecting a larger part of the Company's multi-client library and which are material are classified as impairment in the consolidated statement of operations. Previously all write-downs of multi-client library were classified as impairment expense.

Research and Development costs:
Research and development costs are expensed as incurred.

Property and Equipment:
Property and equipment are stated at cost less accumulated depreciation, amortization and impairment charges. Depreciation and amortization are calculated based on cost less estimated salvage values using the straight-line method for all property and equipment, excluding leasehold improvements, which are amortized over the asset life or lease term whichever is shorter. Through the first ten months of 2003 the unit-of-production method of accounting was used for one of the FPSO vessels.

The estimated useful lives for the Company's property and equipment, as of December 31, 2004, were as follows:

	Years
Seismic vessels	20 – 25
Seismic and operations computer equipment	3 – 15
FPSO vessels and equipment	25 – 30
Buildings and related leasehold improvements	1 – 30
Fixture, furniture, fittings and office computers	3 – 5

Expenditures for major property and equipment that have an economic useful life of at least one year are capitalized as individual assets and depreciated over their useful lives. Maintenance and repairs, including periodic maintenance and class surveys for FPSOs and seismic vessels, are expensed as incurred. The Company capitalizes the applicable portion of its interest costs to major capital projects. When property and equipment are retired or otherwise disposed of, the related cost and accumulated depreciation are removed from the accounts, and any resulting gain or loss is included in the results of operations.

Oil and Natural Gas Assets:
Effective January 1, 2003 the Company adopted the successful efforts method of accounting for oil and natural gas properties. Under this method, all costs of acquiring unproved oil and natural gas properties and drilling and equipping exploratory wells are capitalized pending determination of whether the properties have proved reserves. If an exploratory well is determined to be non-productive, the drilling and equipment costs for the well are expensed at that time. All development drilling and equipment costs are capitalized. Capitalized costs of proved properties are amortized on a property-by-property basis using the unit-of-production method whereby the ratio of annual production to beginning of period proved oil and natural gas reserves is applied to the remaining net book value of such properties. Oil and natural gas reserve quantities represent estimates only and there are numerous uncertainties inherent in the estimation process. Actual future production may be materially different from amounts estimated, and such differences could materially affect future amortization of proved properties. Reserves numbers are updated quarterly by the Company and verified at least annually by independent reservoir engineers. Geological and geophysical costs are expensed as incurred.

Long-lived assets to be held and used, including proved oil and natural gas properties accounted for under the successful efforts method of accounting, are assessed for impairment whenever events or circumstances indicate that the carrying value of those assets may not be recoverable. An impairment loss is indicated if the sum of the expected future cash flows, discounted, is less than the carrying amount of the assets. In this circumstance, an impairment loss is recognized for the amount by which the carrying amount of the asset exceeds the estimated fair value of the asset.

Unproved properties are periodically assessed for impairment and a loss is recognized at the time of impairment. Unproved oil and natural gas properties that are individually significant are periodically assessed for impairment by comparing their cost to their estimated value on a project-by-project basis. The remaining unproved oil and natural gas properties, if any, are aggregated and an overall impairment allowance is provided based on historical experience.

Goodwill:
Goodwill represents the excess of the purchase price over fair value of the net assets acquired, and is stated at cost less accumulated amortization and any impairment charges. Goodwill amortization is based on an individual assessment and calculated on a straight-line basis over the estimated life.

Other Long-Lived Intangible Assets:
Other long-lived intangible assets generally relate to direct costs of software product development, patents, royalties and licenses. Other long-lived intangible assets are stated at cost less accumulated amortization and any impairment charges. Amortization is calculated on a straight-line basis over the estimated period of benefit, ranging from one to ten years.

Other Financial Assets:
Other financial assets consist of costs related to entering into long-term loan facilities (deferred debt issue costs) and long-term receivables. The Company defers debt issue costs relating to long-term debt, which is charged to expense using the *effective interest method* over the period loans are outstanding. Such expense is charged to interest expense. Long-term receivables includes accounts receivable expected to be collected more than twelve months after the balance sheet date (including government grants and contractual receivables related to asset removal obligations) and also net pension assets on over-funded plans.

Impairment of Long-Lived Assets:
Long-lived assets (multi-client library, property, plant & equipment and oil & gas assets) are assessed for possible impairment when indications of impairments exist. Events that can trigger assessments for possible impairments include, but are not limited to (i) significant decreases in the market value of an asset, (ii) significant changes in the extent or manner of use of an asset, (iii) a physical change in the asset, (iv) a reduction of proved oil and natural gas reserves based on field performance and (v) a significant decrease in the price of oil or natural gas. In assessing impairment, the carrying values of assets or cash generating units are compared to their recoverable amounts, defined as the higher of estimated selling price and value in use. Value in use is computed based on discounted estimated future cash flows. Impaired assets are written down to their estimated recoverable amounts.

See further details on multi-client library above.

Loss Contracts:
The Company reviews its revenue-producing exclusive contracts in the ordinary course of business to determine if estimated costs to perform the contract exceed the estimated contract revenue. Any resulting net loss is expensed at the time the loss is determined.

Derivative Financial Instruments:
Derivative instruments are recognized in the balance sheet at their fair values while realized and unrealized gains and losses attributable to derivative instruments that do not qualify for hedge accounting are recognized in income as they arise. To qualify for hedge accounting, the details of the hedging relationship must be formally documented at inception of the arrangement, including the risk management objective, hedging strategy, hedged items, specific risks that are being hedged, the derivative instrument and how effectiveness is being assessed. There are three types of hedges: cash flow hedges, which are hedges that use derivatives to offset the variability of expected future cash flow, fair value hedges, which are hedges that eliminate the risk of changes in the fair value of assets, liabilities and certain firm commitments, and net investment hedges, which hedge foreign currency exposure of a net investment in a foreign operation.

The Company uses derivative financial instruments periodically to manage exposure to changes in foreign currency exchange rates, changes in interest rates on variable rate debt, and firm commitments or expected future cash flows associated with the purchases of property, plant and equipment. The Company may also use derivatives to manage exposure to commodity price fluctuations for oil and natural gas. The Company does not engage in derivative financial instrument transactions for speculative purposes. As of December 31, 2004, 2003 and 2002, the Company did not have outstanding any derivative financial instruments that qualified for hedge accounting.

Revenue Recognition:
The Company has elected to use the US Securities and Exchange Commission's Staff Accounting Bulletin (SAB) No. 104 Revenue Recognition as principle for recognising revenue. SAB-104 is considered to be in compliance with N GAAP for the principles applied. The Company recognizes revenue when persuasive evidence of a sale arrangement exists, delivery has occurred or services have been rendered, the sales price is fixed or determinable and collectibility is reasonably assured. The Company defers the unearned component of payments received from customers for which the revenue recognition requirements have not been met. On July 1, 2003, the Company adopted the provisions of EITF 00-21, "Revenue Arrangement with Multiple Deliverables", which is also considered to be in accordance with N GAAP. Consideration is allocated among the separate units of accounting based on their relative fair values. The adoption of EITF 00-21 did not have a material impact on the Company's financial position or results of operations. The Company's revenue recognition policy is described in more detail below.

1. Geophysical Services (Marin, Onshore and Other):
(a) Sales of Multi-Client Library Data:
Late sales – The Company grants a license to a customer, which entitles the customer to have access to a specifically defined portion of the multi-client data library. The customer's license payment is fixed and determinable, and typically is required at the time that the license is granted. The Company recognizes revenue for late sales when the customer executes a valid license agreement and has been granted access to the licensed portion of the multi-client library and collection is reasonably assured.

Volume sales agreements – The Company grants licenses to the customer for access to a specified number of blocks of multi-client library within a defined geographical area. These licenses typically enable the customer to select and access the specific blocks over a period of time. Although the license fee is fixed and determinable in all cases, the payment terms of individual volume sales agreements vary, ranging from payment of the entire fee at the commencement of the volume sales agreement, to instalment payments over a multi-year period, to payment of the license fee as the specific blocks are selected.

Revenue recognition for volume sales agreements is based on a ratable portion of the total volume sales agreement revenue, measured as the customer executes a license for specific blocks and has been granted access to the data and collection is reasonably assured.

Pre-funding arrangements – The Company obtains funding from a limited number of customers before a seismic project commences. In return for the pre-funding, the customer typically gains the ability to direct or influence the project specifications, to access data as it is being acquired and to pay discounted prices.

Pre-funding revenue is recognized as the services are performed on a proportional performance basis. Progress is measured in a manner generally consistent with the physical progress on the project, and revenue is recognized based on the ratio of the project's progress to date to the total project revenues, provided that all other revenue recognition criteria are satisfied.

(b) Proprietary Sales/Contract Sales:
The Company performs seismic services for a specific customer, in which case the seismic data is the exclusive property of that customer. The Company recognizes proprietary/contract revenue as the services are performed, and become chargeable to the customer on a proportionate performance basis over the term of each contract. Progress is measured in a manner generally consistent with the physical progress of the project, and revenue is recognized based on the ratio of the project's progress to date to the total project revenues, provided that all other revenue recognition criteria are satisfied.

(c) Other Geophysical Services:
Revenue from other geophysical services is recognized as the services are performed, provided all other recognition criteria are satisfied.

2. Production Services:
Tariff-based revenue from the Production services is recognized as production occurs, while day-rate revenue is recognized over the passage of time, provided all other recognition criteria are satisfied.

3. Revenue Products (Pertra):
Revenue from the Company's ownership of production licenses is recognized when ownership of produced oil passes to the customer (delivery).

Capitalization of costs associated with a revenue contract is limited to the deferred revenue related to the contract.

In the Consolidated Statements of Operations reimbursements received for expenses incurred under a contract are characterized as revenue in line with EITF 01-14 "Income Statement Characterization of Reimbursements Received for 'Out-of-Pocket' Expenses Incurred", which is also considered to be in accordance with N GAAP.

Income Taxes:
Deferred tax assets and liabilities are recognized for the expected future tax consequences of transactions and events. Under this method, deferred tax assets and liabilities are determined based on the difference between the financial statement and tax bases of assets and liabilities using enacted tax rates in effect for the year in which the differences are expected to reverse. Deferred tax assets are reduced by a valuation allowance to record the deferred tax assets at an amount that is more likely than not to be recoverable. Deferred tax assets and liabilities are adjusted for the effects of changes in tax laws and rates on the date of enactment. At acquisition, excess values are recorded as gross, including deferred tax, while goodwill is recognised net, excluding deferred tax accrual. The Company does not recognize any deferred tax liability on unremitted earnings of foreign subsidiaries when remittance is expected to be deferred indefinitely.

Asset Retirement Obligations:
The Company records the fair value of an asset retirement obligation ("ARO") as a liability in the period when it is incurred (typically when the asset is installed at the production location). When the liability is initially recorded, the entity capitalizes the cost by increasing the carrying amount of the related properties, plant and equipment.

Over time, the liability is increased for the change in its present value each period, and the capitalized cost is depreciated over the useful life of the related asset. Also, revisions to a previously recorded ARO may result from changes in the estimated cash flows required to settle the ARO. The effect of such changes are recorded as cost of sales.

The Company has asset retirement obligations associated with its oil and gas producing activities in the Norwegian North Sea and with the sub-sea production facility associated with its *Ramform Banff* FPSO also operating in the North Sea. These obligations generally relate to restoration of the environment surrounding the facility and removal and disposal of all the production equipment. For oil and natural gas production facilities, the obligations are generally statutory as well as contractual. The asset retirement obligations will be reduced by grants from the Norwegian government, and with contractual payments from FPSO contract counterparts. These receivables have been included in the consolidated balance sheets under other financial assets.

Consolidated Statements of Cash Flows and Consolidated Statements of Operations:
The Company's consolidated statements of cash flows is prepared in accordance with the indirect method, where cash flows from operating activities are incorporated as a part of the cash flow statement, and where the cash flows are divided into operating activities, investing activities and financing activities. In order to provide the best possible reconciliation to our financial statements prepared in accordance with U.S. GAAP, the Company has decided to use Net Income (Loss) as the basis for presentation of cash flows from operating activities. Similarly, the consolidated statement of operations is presented on a format used under U.S. GAAP, where operating costs are classified as; cost of sales; research and development and selling, general and administration costs.

Commitments and Contingencies:
The Company accrues for loss contingencies when it is probable that a loss will result from a contingency, and the amount of the loss can be reasonably estimated.

Note 3 Acquisitions and Dispositions

In December 2002, the Company sold its Production Services (formerly Atlantic Power Group) subsidiary to Petrofac Limited and recognized $26.8 million gross loss on disposal of this subsidiary in 2002. The Company received proceeds of $20.2 million at the closing date and received an additional $3.8 million in 2003 upon settlement of the working capital. Furthermore, the Company recorded additional gains of $3.0 million and $3.5 million relating to contingent events for the years ended December 31, 2004 and 2003, respectively. The Company is eligible to receive an additional $3.0 million upon the occurrence of certain contingent events through 2010.

In February 2003, the Company sold its Atlantis oil and gas activities to Sinochem, and received proceeds of $48.6 million in addition to $10.6 million as reimbursements of outlays on behalf of Sinochem. The Company may receive up to $25.0 million in additional, contingent proceeds, which currently has not been recognized. During 2002, the Company recognized $190.1 million in impairment charges, including the estimated loss on disposal. The Company recorded an additional $4.8 million in loss on disposal of this subsidiary in 2003.

In December 2003, the Company sold its wholly owned software company PGS Tigress (UK) Ltd. for a deferred compensation of approximately $1.8 million, payable during 2004 and 2007, off which the first payment was received in December 2004. The Company may also receive additional contingent proceeds based on performance of the company through 2006. As of December 31, 2004, the Company had not received any such contingent proceeds. The Company recognized no net gain or loss on the disposal of Tigress.

The results of operations, net assets and cash flows for the above mentioned subsidiaries have been presented as discontinued operations for 2003 and 2002, and are summarized as follows:

	Years ended December 31,			
	2003	2002		
(In thousands of dollars)	Tigress	Tigress	Atlantis	Production
Revenue	1 244	1 684	23 452	181 302
Operating expenses before depreciation, amortization, impairment and other operating income and expenses	(2 697)	(3 298)	(15 836)	(176 642)
Depreciation and amortization	(707)	(1 105)	—	(455)
Impairment of long-term assets	—	—	(190 101)	—
Other operating income and expenses	(512)	(482)	—	—
Total operating expenses	(3 916)	(4 885)	(205 937)	(177 097)
Operating profit (loss)	(2 672)	(3 201)	(182 485)	4 205
Financial expenses and other financial items, net	(1 213)	(1 278)	1 545	(74)
Income (loss) before income taxes	(3 885)	(4 479)	(180 940)	4 131
Capital expenditures of discontinued operations	118	135	77 126	103

A reconciliation of income (loss) before income taxes, as reported above, and income (loss) from discontinued operations, net of tax, as presented in the consolidated statements of operations, is as follows:

	Years ended December 31,		
(In thousands of dollars)	2004	2003	2002
Income (loss) before income taxes	—	(3 885)	(181 288)
Loss on disposal	—	(4 821)	(26 791)
Additional proceeds	3 048	3 500	—
Income tax benefit (expense)	—	(381)	(7 270)
Income (loss) from discontinued operations, net of tax	3 048	(5 587)	(215 349)

Operating expenses relating to discontinued operations includes corporate management fees based on actual charges to these entities. For continuing operations such fees are presented in the segment for Research/Shared Services/Corporate (see note 4).

Allocation of interest expense to discontinued operations is based on actual interest charged to the respective entities.

During August 2002, the Company purchased an aggregate 70% interest in PL 038 on the Norwegian Continental Shelf of the North Sea. The interest was purchased from Statoil (28%) and Norsk Hydro (42%). The Company's 30% partner is the Norwegian government's State Direct Financial Interest. The Company's FPSO vessel, *Petrojarl Varg*, has been in production on the Varg field of the license since December 1998.

Subsequent event:
On February 1, 2005, the Company signed an agreement to sell its wholly-owned subsidiary Pertra AS to Talisman, and the transaction was closed March 1, 2005. The sales price was approximately $155 million with a gain totalling approximately above $140 million, based on book-value of net assets of December 31, 2004. The Pertra operations up to March 1, 2005, will be presented as discontinued operations in the consolidated financial statements for 2005.

See note 4 for selected financial information for Pertra for the years ended December 31, 2004, 3003 and 2002. In addition income before income taxes for these years were $26.6 million, $31.7 million and $3.2 million and income tax expense were $27.6 million, $5.3 million and $4.7 million, respectively.

Note 4 Segment and Geographic Information

In 2004 we managed our business in four segments as follows:

- Marine Geophysical, which consists of both streamer and seafloor seismic data acquisition, marine multi-client library and data processing;
- Onshore, which consists of all seismic operations on land and in very shallow water and transition zones, including onshore multi-client library;
- Production, which owns and operates four harsh environment FPSOs in the North Sea; and
- Pertra, a small oil and natural gas company that owned 70% of and was operator for PL 038 on the Norwegian Continental Shelf ("NCS") and also had participating interest in six additional NCS licenses without current production.

Pertra was sold to Talisman in March 2005 and will be reported as discontinued operations in the 2005 financial statements.

The Company manages its Marine Geophysical segment from Lysaker, Norway, its Onshore segment from Houston, Texas, and its Production segment and Pertra from Trondheim, Norway.

The principal markets for the Production segment are the UK and Norway. Pertra produces its oil in Norwegian waters, but oil is sold as a commodity worldwide. The Varg field (PL 038), which is 70% owned and operated by Pertra, is producing using the FPSO *Petrojarl Varg*, which is owned and operated by the Company's Production segment. The Marine Geophysical and Onshore segments serve a worldwide market. Customers for all segments are primarily composed of major multi-national, independent and national or state-owned oil companies. Corporate overhead has been presented under Reservoir/Shared Services/Corporate. Significant charges, which do not relate to the operations of any segment, such as debt restructuring costs, are also presented as Reservoir/Shared Services/Corporate. Information related to discontinued operations during any period presented has been separately aggregated. Affiliated sales are made at prices that approximate market value. Interest and income tax expense is not included in the measure of segment performance.

Information by business segment is summarized as follows:

(In thousands of dollars)	Marine Geophysical	Onshore	Production	Pertra (a)	Reservoir/ Shared Services/ Corporate	Elimination	Total
Revenue, unaffiliated companies:							
2004	**565 307**	**133 162**	**237 815**	**186 717**	**12 460**	**—**	**1 135 461**
2003	582 687	154 034	248 310	121 641	13 986	—	1 120 658
2002	548 186	109 094	289 514	32 697	12 845	—	992 336
Revenue, including affiliates:							
2004	**574 214**	**133 162**	**298 202**	**186 717**	**20 852**	**(77 686)**	**1 135 461**
2003	584 180	154 034	293 415	121 641	21 200	(53 812)	1 120 658
2002	553 597	109 094	304 397	32 697	16 022	(23 471)	992 336
Depreciation and amortization: (e)							
2004	**199 487**	**36 685**	**39 794**	**47 791**	**3 239**	**—**	**326 996**
2003	195 397	38 023	41 783	24 788	5 428	—	305 419
2002	251 925	37 617	56 640	5 381	4 864	—	356 427
Other operating expenses: (b)							
2004	**365 191**	**98 216**	**173 486**	**108 272**	**38 912**	**(76 093)**	**707 984**
2003	335 802	99 164	164 672	60 784	34 980	(53 812)	641 590
2002	277 463	78 217	140 206	23 572	30 891	(18 471)	531 878
Adjusted EBITDA: (c)							
2004	**209 023**	**34 946**	**124 716**	**78 445**	**(18 060)**	**(1 593)**	**427 477**
2003	248 378	54 870	128 743	60 857	(13 780)	—	479 068
2002	276 134	30 877	164 191	9 125	(14 869)	(5 000)	460 458
Impairment of long-lived assets:							
2004	**—**	**—**	**—**	**—**	**—**	**—**	**—**
2003	359 834	11 822	367 021	—	2 199	—	740 876
2002	310 734	64 808	429 714	—	2 160	—	807 416
Other operating expense, net:							
2004	**(13)**	**9**	**—**	**—**	**11 764**	**—**	**11 760**
2003	22 908	304	—	—	54 873	—	78 085
2002	1 341	2 625	—	—	11 468	—	15 434
Operating profit (loss):							
2004	**9 549**	**(1 748)**	**84 922**	**30 654**	**(33 063)**	**(1 593)**	**88 721**
2003	(329 761)	4 721	(280 061)	36 069	(76 280)	—	(645 312)
2002	(287 866)	(74 173)	(322 163)	3 744	(33 361)	(5 000)	(718 819)
Loss from discontinued operations, net of tax:							
2004	**—**	**—**	**3 048**	**—**	**—**	**—**	**3 048**
2003	(4 298)	—	3 500	(4 789)	—	—	(5 587)
2002	(7 804)	—	(22 846)	(184 699)	—	—	(215 349)
Investment in associated companies:							
2004	**235**	**—**	**5 411**	**—**	**74**	**—**	**5 720**
2003	1 505	—	4 807	—	74	—	6 386
Total assets:							
2004	**773 485**	**89 205**	**721 907**	**113 639**	**136 967**	**—**	**1 835 203**
2003	883 184	113 345	769 944	60 897	91 597	—	1 918 967
Additions to long-lived tangible assets: (d)							
2004	**88 761**	**10 817**	**988**	**84 991**	**5 088**	**(114)**	**190 531**
2003	84 486	28 233	515	34 165	1 811	—	149 210
2002	198 780	32 061	8 238	10 913	1 203	—	251 195
Capital expenditures on discontinued operations:							
2004	**—**	**—**	**—**	**—**	**—**	**—**	**—**
2003	118	—	—	—	—	—	118
2002	135	—	103	77 126	—	—	77 364

(a) Discontinued operations, net of tax, and capital expenditures on discontinued operations, included in segment data for Pertra, relates to Atlantis, which was a part of the Company's oil and natural gas operations prior to its disposition in early 2003. The discontinued operations related to Tigress and Production Services are related to Marine Geophysical and Production, respectively.

(b) Other operating expenses consist of cost of sales/products, research and development costs, and selling, general and administrative costs.

(c) See Note 34 for further definition of Adjusted EBITDA and a full reconciliation of Adjusted EBITDA from Net Income (Loss).

(d) Consist of cash investment in multi-client library and capital expenditures.

(e) Includes costs associated with dry wells for 2004 (Pertra).

Since the Company provides services worldwide to the oil and natural gas industry, a substantial portion of the property and equipment is mobile, and the respective locations at the end of the period (as listed in the table below, together with multi-client library and oil and natural gas assets) are not necessarily indicative of the earnings of the related property and equipment during the period. The geographic classification of income statement amounts listed below is based upon location of performance or, in the case of multi-client seismic data sales, the area where the survey was physically located.

Information by geographic region is summarized as follows:

(In thousands of dollars)	Americas	UK	Norway	Asia/ Pacific	Africa	Middle East /Other	Elimination of affiliated sales	Total
Revenue, unaffiliated companies:								
2004	**269 629**	**191 745**	**340 367**	**191 703**	**112 503**	**29 514**	**—**	**1 135 461**
2003	317 183	204 485	267 892	115 365	145 385	70 348	—	1 120 658
2002	220 633	254 087	224 856	142 170	80 393	70 197	—	992 336
Revenue, includes affiliates:								
2004	**269 629**	**194 712**	**347 154**	**191 703**	**112 503**	**29 514**	**(9 754)**	**1 135 461**
2003	317 183	206 585	273 114	115 365	145 385	70 348	(7 322)	1 120 658
2002	221 233	256 992	227 774	142 200	80 393	70 197	(6 453)	992 336
Total assets:								
2004	**343 941**	**912 664**	**471 913**	**79 462**	**20 334**	**6 889**	**—**	**1 835 203**
2003	428 500	827 686	527 856	107 691	4 056	23 178	—	1 918 967
Capital expenditures (cash):								
2004	**7 955**	**40 812**	**96 813**	**1 975**	**—**	**817**	**—**	**148 372**
2003	11 385	7 160	37 246	358	—	1 561	—	57 710
2002	10 390	21 483	28 415	192	—	279	—	60 759

Export sales from Norway to unaffiliated customers did not exceed 10% of gross revenue for the years ended December 31, 2004, 2003 and 2002.

For the years ended December 31, 2004, 2003 and 2002, customers exceeding 10% of the Company's total revenue were as follows (the table shows percentage of revenues accounted for by such customers, and the segments that had sales to the respective customers are marked with X):

	Years ended December 31,						
	2004		2003			2002	
Segments serving customer:	25%	10%	19%	12%	10%	15%	11%
Marine Geophysical	X	X	X	X	X	X	X
Onshore					X		
Production	X	X	X	X		X	X
Pertra	X		X				X
Reservoir/Shared Services/Corporate	X	X	X			X	X

Note 5 Investments in Associated Companies

Income (loss) from associated companies accounted for using the equity method is as follows:

	Years ended December 31,		
(In thousands of dollars)	2004	2003	2002
Corporations and limited partnerships:			
Geo Explorer AS	1 827	119	(524)
Atlantic Explorer (IoM) Ltd	(80)	—	—
Calibre Seismic Company	—	(4)	(37)
FW Oil Exploration LLC	—	—	(677)
Ikdam Production, SA	2 030	(5)	(165)
Triumph Petroleum	—	787	(288)
Aqua Exploration Ltd.	1 500	—	—
Total	5 277	897	(1 691)

Investments and advances to associated companies accounted for using the equity method are as follows:

(In thousands of dollars)	Book value December 31, 2003	Share of income 2004	Paid-in capital (dividends) 2004	Currency translation 2004 (a)	Book value December 31, 2004	Ownership percent as of December 31, 2004
Corporations and limited partnerships:						
Geo Explorer AS	1 373	1 827	(3 018)	—	182	50.0%
Atlantic Explorer (IoM) Ltd.	112	(80)	—	—	32	50.0%
Ikdam Production, SA	4 807	2 030	—	(1 426)	5 411	40.0%
Aqua Exploration Ltd.	—	1 500	(1 500)	—	—	—
General partnerships	94	—	—	1	95	—
Total	6 386	5 277	(4 518)	(1 425)	5 720	

(a) Currency translation relating to the investment in Ikdam Production relates to reversal of the historical currency adjustments recorded against equity.

Note 6 Interest Expense

Interest expense includes the following:

	Years ended December 31,		
(In thousands of dollars)	2004	2003	2002
Interest expense, gross	(112 694)	(107 934)	(135 223)
Interest on trust preferred securities	—	(8 536)	(14 974)
Interest on multi-client library securitization securities	—	(1 685)	(6 634)
Interest capitalized	1 461	2 696	5 579
Total interest expense	(111 233)	(115 459)	(151 252)

Note 7 Other Financial Items, Net

Other financial items, net, consists of:

	Years ended December 31,		
(In thousands of dollars)	2004	2003	2002
Interest income	4 840	5 432	3 951
Foreign currency loss	(8 024)	(8 315)	(8 869)
Gain on TES (a)	—	—	54 149
Write-off of deferred debt costs and issue discounts	—	(13 152)	—
Other (b)	(7 998)	(11 146)	(6 428)
Other financial items, net	(11 182)	(27 181)	42 803

(a) During 1998 and 1999, the Company entered into forward foreign currency exchange contracts known as tax equalization swaps ("TES") related to its senior unsecured notes, its 8.28% First Preferred Mortgages Notes and its trust preferred securities. In 2002, all outstanding TES contracts were settled.

(b) Includes interest variation paid relating to UK leases for the years ended December 31 2004, 2003 and 2002 of approximately $6.3 million, $6.4 million and $3.9 million, respectively.

BEST AVAILABLE COPY

Note 8 Income Taxes

The provision (benefit) for income taxes consists of the following:

(In thousands of dollars)	Years ended December 31, 2004	2003	2002
Current taxes:			
Norway	(397)	5 025	2 096
Foreign	1 987	26 050	22 541
Deferred taxes:			
Norway	28 526	22 620	88 160
Foreign	(1 558)	(26 878)	96 417
Total	28 558	26 817	209 214
Net taxes related to discontinued operations	—	(381)	(7 270)
Income tax expense	28 558	26 436	201 944

The net provision (benefit) for the year ended December 31, 2004, 2003, and 2002 includes $0.3 million, ($6.9) million and $16.2 million, respectively, related to contingent tax issues.

The provision (benefit) for income taxes differs from the amounts computed when applying the Norwegian statutory tax rate to income (loss) before income taxes (inclusive of discontinued operations) as a result of the following:

(In thousands of dollars)	Years ended December 31 2004	2003	2002
Income (loss) before income taxes:			
Norway	(75 555)	(528 118)	(498 373)
Foreign	49 836	(263 954)	(538 107)
Total	(25 719)	(792 072)	(1 036 480)
Norwegian statutory rate	28 %	28 %	28 %
Provision (benefit) for income taxes at the statutory rate	(7 201)	(221 780)	(290 214)
Increase (reduction) in income taxes from:			
Foreign earnings taxed at other than statutory rate	(7 422)	24 871	69 537
Petroleum surtax (a)	14 078	16 911	1 599
Prior year adjustments related to exit shipping tax regime, unresolved issues, etc. (b)	3 047	55 273	4 245
Unrealized exchange losses (permanent difference)	(2 578)	4 169	91 020
Permanent items, including 2002 goodwill impairment	15 165	30 020	56 683
Deferred tax assets not recognized in balance sheet	13 469	131 983	258 609
Other	—	(14 630)	17 735
Income tax expense	28 558	26 817	209 214

(a) Pertra's income from oil activities on the Norwegian Continental Shelf is taxed according to the Norwegian Petroleum Tax Law, which includes a surtax of 50% in addition to the Norwegian corporate tax of 28%.

(b) Prior year adjustments relate only to deferred taxes for which a valuation allowance was recognized.

Tax effects of the Company's temporary differences are summarized as follows:

(In thousands of dollars)	December 31, 2004	2003
Property and equipment and long-term assets	1 822	(31 382)
Tax losses carried forward	(262 458)	(311 351)
Deferred gains (losses)	(15 994)	(13 087)
Tax credits	(2 893)	(3 855)
Expenses deductible when paid	(68 091)	(56 774)
Other temporary differences	(6 071)	3 861
Total net deferred tax (asset) liability	(353 685)	(412 588)
Deferred tax assets not recognized in balance sheet	384 905	416 841
Net deferred tax (asset) liability in balance sheet	31 220	4 253
Deferred tax (asset) liability – Norwegian	30 854	4 253
Deferred tax (asset) liability – Foreign	366	—
Net deferred tax (asset) liability in balance sheet	31 220	4 253

Net deferred tax liability in the balance sheet is presented as:

(In thousands of dollars)	December 31, 2004	2003
Deferred tax liabilities (short term)	2 775	—
Deferred tax liabilities (long term)	28 445	4 253
Net deferred tax (asset) liability in balance sheet	31 220	4 253

The Company has significant tax losses carried forward and other deferred tax assets that are not recognized in the balance sheet. The Company has rejected recognition of net deferred tax assets to the balances sheet due to cumulative losses in recent years and considerable uncertainties in regards to future utilization of these losses. To the extent that the Company continues to generate deferred tax assets, these will not be recognized to the balance sheet until future earnings and utilization is substantiated.

Tax losses carried forward and expiration periods per December 31, 2004 are summarized as follows:

(In thousands of dollars)		
Brazil	8 350	No expiry
Norway	471 679	2011-2014
Singapore	32 605	No expiry
UK	302 055	No expiry
US	72 570	2019-2025
Other	10 023	2011/unlimited
Losses carried forward	897 282	

It is the Company's current policy that unremitted earnings of certain international operations, which reflect full provision for non-Norwegian income taxes, have no provision for Norwegian taxes, as these earnings are expected to be reinvested indefinitely.

The Company has previously not accrued for the deferred taxes related to subsidiaries in the Norwegian tonnage tax based on the reinvestment plans and dividend policy of those companies. In 2003 the Company decided that two subsidiaries will exit the Norwegian tonnage tax regime, and the estimated gross deferred tax effect of $37.8 million was incorporated in 2003.

The Norwegian Central Tax Office (CTO) has not yet finalized the tax assessment of PGS Shipping AS and PGS Shipping (IOM) Ltd (the latter being taxed as a CFC in Norway) for 2002, when the companies withdrew from the Norwegian tonnage tax regime. The pending issue is related to fair value of the vessels owned by these companies (10 seismic vessels and the FPSOs *Petrojarl Varg* and *Ramform Banff*). The Company based such exit on third party valuations, while the CTO has raised the issue whether the Company's book values at December 31, 2001, would be more appropriate as basis for computing the tax effects of the exit. Any increase of exit values will result in an increase of taxable exit gain and a corresponding increase in basis for future tax depreciations. The Company estimates that if the CTO position is upheld, taxes payable for 2002, without considering mitigating actions, could increase by up to $24 million. The Company believes that its calculation basis for exit has been prepared using acceptable principles and will contest any adjustment to increase taxes payable.

Note 9 Earnings Per Share

Earnings per share were calculated as follows:

	Years ended December 31, 2004	2003	2002
Net income (loss) (in thousands of dollars)	(54 277)	(819 203)	(1 246 252)
Basic and diluted income (loss) per share	$ (2.71)	$ (40.96)	$ (12.06)
Basic and diluted shares outstanding	20 000 000	20 000 000	103 345 987

For the year ended December 31, 2003, basic and diluted shares outstanding are presented as 20 000 000, which is equal to the numbers of shares issued as part of the restructuring of the Company during 2003. At the same time, all previously existing shares of 103 345 987 were cancelled.

At December 31, 2003, all prior share-based compensation plans had been cancelled, resulting in no differences between basic and diluted earnings per share. Basic earnings per share and diluted earnings per share for the year ended December 31, 2002 were equal, since both basic and diluted earnings per share were calculated using the weighted average shares outstanding for the period and there was no dilutive effect of any equity instrument issued.

Note 10 Commitments and Contingencies

Leases:

The Company has operating lease commitments expiring at various dates through 2015. The Company also has capital lease commitments for mainly onshore-based equipment, expiring at various dates through 2008. Future minimum payments related to non-cancellable operating and capital leases, with lease terms in excess of one year, existing at December 31, 2004 are as follows:

	December 31, 2004	
(In thousands of dollars)	Operating leases	Capital leases
2005	36 436	27 364
2006	22 818	21 224
2007	22 612	6 904
2008	22 609	6 632
2009	21 283	—
Thereafter	37 875	—
Total	163 633	62 124
Imputed interest		(3 385)
Net present value		58 739
Current portion		(25 583)
Long-term portion		33 156

Future minimum payments related to non-cancellable operating leases reflect $7.1 million of sublease income for 2005, related to a time-charter of one FPSO shuttle tanker to a third party.

The future minimum payments under the Company's operating leases relate to the Company's operations as follows:

(In thousands of dollars)	December 31, 2004
Marine seismic and support vessels	7 135
Onshore seismic equipment	213
FPSO shuttle and storage tankers	60 000
Operations computer equipment	63
Buildings	95 714
Fixtures, furniture and fittings	508
Total	163 633

Included in the minimum lease commitment for FPSO shuttle and storage tankers as presented in the table above, is the six month cancellation period for a storage tanker operating on the Banff field in the North Sea. PGS is obliged to keep the vessel for as long as *Ramform Banff* produces the Banff field, which could extend to 2015 depended on the client. The maximum payment for the lease through 2015 is $119.4 million.

Rental expense for operating leases, including leases with terms of less than one year, was $61.2 million, $97.6 million and $112.9 million for the years ended December 31, 2004, 2003 and 2002, respectively. Rental expense for operating leases for the years ended December 31, 2004, 2003 and 2002 reflects $10.3 million, $18.0 million and $21.7 million, respectively, in sub-lease income related to time charter of FPSO shuttle tankers to a third party.

Other:

The Company has contingencies resulting from litigation, other claims and commitments incidental to the ordinary course of business. Management believes that the probable resolution of such contingencies will not materially affect the financial position, results of operations or cash flows of the Company.

UK Leases:

The Company entered into capital leases from 1996 to 1998 relating to *Ramforms Challenger, Valiant, Viking, Victory* and *Vanguard*, the FPSO *Petrojarl Foinaven*, and the production equipment of the *Ramform Banff* for terms ranging from 20-25 years. The Company has indemnified the Lessors for the tax consequences resulting from changes in tax laws or interpretations thereof or adverse rulings by the tax authorities ("Tax Indemnities") and for variations in actual interest rates from those assumed in the leases ("Interest Rate Differential"). There are no limits on either of these indemnities. Reference is also made to the description in Note 2 – UK Leases.

The Company believes it is unlikely that these defeased leases will be successfully challenged by the UK tax authorities and has not recorded any liability related to these overall Tax Indemnities in its Norwegian GAAP financial statements. In November 2004, the House of Lords in the United Kingdom rejected an appeal from the UK tax authorities relating to capital allowances associated with another entity's defeased lease transaction. Consequently, the Company believes that this final judgment further reduces the risk that the Company's UK leases will be successfully challenged.

The UK tax authorities have raised a specific issue about the accelerated rate at which tax depreciation is available under the UK lease related to the *Petrojarl Foinaven*. If the Inland Revenue were successful in challenging that rate, the lessor would be liable for the increased taxes on *Petrojarl Foinaven* in early periods (and decreased taxes in later years), and the Company's rentals would correspondingly increase (and then decrease).

With respect to the Interest Rate Differential, the Company, following the restatement described in Note 1, deferred a portion of the gains related to its UK leases for liabilities related to the difference, at inception of the lease, between the projected future distribution from the Payment Banks and the projected lease payments, based on forward interest rate curves. These deferred gains are amortized over the term of the leases. Defeased Rental Payments are based on assumed Sterling LIBOR rates between 8% and 9% (the "Assumed Interest Rates"). If actual interest rates are greater than the Assumed Interest Rates, the Company receives rental rebates. Conversely, if actual interest rates are less than the Assumed Interest Rates, the Company pays rentals in excess of the Defeased Rental Payments ("Additional Required Rental Payments"). Additional required Rental Payments were $6.3 million, $6.4 million and $3.9 million for the years ending December 31, 2004, 2003 and 2002, respectively. The Company amortized deferred gains of $0.9 million, $0.6 million and $0.8 million for the years ending December 31, 2004, 2003 and 2002, respectively, which are reported in other financial items, net. The deferred gains are recorded at exchange rates at the balance sheet dates and resulted in unrealized foreign exchange losses of $1.3 million, $1.5 million and $1.4 million for the years ended December 31, 2004, 2003 and 2002, respectively, and which are presented as other financial items in the consolidated statement of operations.

Currently, interest rates are below the Assumed Interest Rates, and based on forward market rates for Sterling LIBOR, as of December 31, 2004 the net present value of Additional Required Rental Payments aggregated GBP 29.6 million, using an 8% discount rate, off which GBP 1.0 million was accrued at December 31, 2004. As of December 31, 2003, such accrual was GBP 1.1 million.

In addition, the Company has, as described above, deferred gain in relation to Interest Rate Differential amounting to GBP 8.3 million and GBP 8.8 million as of December 31, 2004 and 2003, respectively.

Note 11 Loss Contracts

As of December 31, 2004 and 2003, the Company had no accrued loss contracts.

Note 12 Long-Lived Intangible Assets

Long-lived intangible assets consist of the following:

	December 31,	
(In thousands of dollars)	2004	2003
Software products	39	—
Licenses and patents	2 036	1 975
Total	2 075	1 975

Note 13 Goodwill

The Company recognized $42.9 million in impairment of goodwill (excluding goodwill related to discontinued operations) in 2002. No goodwill existed as of December 31, 2004 and 2003. The Company expensed amortization on goodwill amounting to $1.2 million for the year ended December 31, 2002, while no amortization was expensed in the years ended December 31, 2004 and 2003.

Note 14 Property and Equipment, Net (including capital leases)

(In thousands of dollars)	Seismic vessels-/ equipment	Production vessels-/ equipment	Fixures, furnitures and fittings	Buildings-/ other	Total
Purchase costs:					
Cost per December 31, 2003	1 060 703	1 705 644	50 804	11 744	2 828 895
Additions to costs	53 662	988	8 910	754	64 314
Retirements	(41 126)	(112 932)	(1 121)	(32)	(155 211)
Translation adjustments/other	10 581	1	(1 977)	(186)	8 419
Cost per December 31, 2004	1 083 820	1 593 701	56 616	12 280	2 746 417
Accumulated depreciation/- impairments:					
Depreciation per December 31, 2003	536 212	339 474	40 011	6 973	922 670
Impairments per December 31, 2003	154 189	661 738	—	1 200	817 127
Depreciation 2004	63 342	39 663	4 830	912	108 747
Retirements 2004	(37 777)	(112 932)	(373)	(1)	(151 083)
Translation adjustments/other	7 075	(1)	(411)	14	6 677
Depreciation per December 31, 2004	568 852	266 204	44 057	7 898	887 011
Impairments per December 31, 2004	154 189	661 738	—	1 200	817 127
Balance per December 31, 2004	360 779	665 759	12 559	3 182	1 042 279

The Company had $636.4 million and $656.7 million in property and equipment under UK leases at December 31, 2004 and 2003, respectively.

When calculating impairments, the carrying values of assets or cash generating units are compared to their recoverable amounts, defined as the higher of estimated selling price and value in use. See Note 2 for further description of the accounting principle for impairments of long-lived assets. As seismic vessels and equipment are not separate cash-generating units, such assets are presented combined. Vessels and equipment subject to capital leases that are part of a cash-generating unit are not presented separately.

The following table summarizes depreciation expense, (see Note 32 for impairment details):

	Years ended December 31,		
(In thousands of dollars)	2004	2003	2002
Depreciation expense, net of amount capitalized into multi-client library	104 765	123 056	132 818
Depreciation expense capitalized into multi-client library	3 982	13 095	31 528

No interest was capitalized into property and equipment for the years ended December 31, 2004, 2003 and 2002, respectively.

For details of the estimated useful life's for the Company's property and equipment per December 31, 2004, see Note 2 for all details.

Note 15 Multi-Client Library

The net carrying value of the multi-client library, by the year in which the components were completed, is summarized as follows:

	Net book value December 31,	
(In thousands of dollars)	2004	2003
Completed surveys:		
Completed during 1998 and prior years	2 966	26 800
Completed during 1999	12 432	31 989
Completed during 2000	22 434	38 312
Completed during 2001	112 617	144 353
Completed during 2002	38 341	53 527
Completed during 2003	33 436	57 758
Completed during 2004	10 334	—
Completed surveys	232 560	352 739
Surveys in progress	8 036	14 961
Multi-client library	240 596	367 700

The following table summarizes impairments charges, amortization and capitalization of interest and depreciation related to multi-client library:

(In thousands of dollars)	Years ended December 31, 2004	2003	2002
Impairment charges (note 32)	—	241 481	268 403
Amortization expenses (a)	173 276	155 648	212 887
Interest capitalized into multi-client library	1 461	2 696	5 579
Depreciation capitalized into multi-client library	3 982	13 095	31 528

(a) Amortization expenses for the year ended December 31, 2004, includes $31.3 million of additional non-sales related amortization. This amount includes $7.8 million in minimum amortization and $23.5 million of non-sales related amortization to reflect reduced fair value of future sales on certain individual surveys. For the years ended December 31, 2003 and 2002, the Company recognized $4.0 million and $39.8 million, respectively, in minimum amortization.

The application of the Company's minimum amortization requirements to the components of the existing multi-client library is summarized as follows:

(In thousands of dollars)	December 31, 2004 Minimum future amortizations
During 2005	72 271
During 2006	97 010
During 2007	34 884
During 2008	23 988
During 2009	9 155
During 2010	3 288
Future minimum amortization	240 596

These minimum amortization requirements are calculated as if there were no future sales related to these surveys. The Company believes that the likelihood of incurring these minimum amortization amounts is remote because amortization generated by multi-client sales in the ordinary course of business is expected to substantially reduce the book value of the multi-client library.

Because the minimum amortization requirements generally apply to the multi-client library on a survey-by-survey basis rather than in the aggregate, the Company may incur minimum amortization charges in a year even if the aggregate amount of ordinary amortization charges recognized exceeds the aggregate minimum amortization charges.

Note 16 Oil and Natural Gas Assets

The Company's oil and natural gas assets consist of the Company's investment in 70% of the production license 038, which includes the Varg field, on the Norwegian continental shelf of the North Sea. The capitalized value is as follows:

(In thousands of dollars)	2004	2003
Net book value beginning of year	30 678	17 324
Effect of accounting principle change, January 1, 2003	—	(3 393)
Capital expenditures, cash and accrued	81 030	44 902
Produced, but not delivered oil (a)	—	(3 382)
Depreciation, depletion and amortization	(36 314)	(20 429)
Expensed capitalized exploration costs (b)	(11 438)	(4 344)
Net book value at end of year	63 956	30 678

(a) Reclassified to other current assets in 2003.
(b) Classified as depreciation and amortization in the cosolidated statement of operations.

The Company expensed geological and geophysical costs for total $8.6 million, $4.3 million and $3.3 million for the years ended December 31, 2004, 2003 and 2002 respectively. Such costs are included in cost of sales in the consolidated statements of operations.

Note 17 Other Financial Assets

Other financial assets consists of:

(In thousands of dollars)	December 31, 2004	2003
Governmental grants and contractual receivables	17 204	11 660
Other long-term receivables	18 545	15 108
Deferred debt issue costs	4 356	2 755
Total	40 105	29 523

Note 18 Accounts Receivables, net

Accounts receivable, net, consist of the following:

(In thousands of dollars)	December 31, 2004	2003
Accounts receivable - trade	162 775	129 192
Allowance for doubtful accounts	(1 492)	(3 468)
Unbilled revenue and other receivables	40 561	46 784
Total	201 844	172 508

Development of allowance for doubtful accounts is as follows:

(In thousands of dollars)	2004	2003
Beginning balance	3 468	3,857
New and additional allowances	977	3 325
Write-offs and reversals	(2 953)	(3 714)
Ending balance	1 492	3 468

Note 19 Other Current Assets

Other current assets consist of the following:

(In thousands of dollars)	December 31, 2004	2003
Prepaid operating expenses	13 053	18 720
Spare parts, consumables and supplies	12 840	11 348
Prepaid taxes	15 821	11 256
Shares available for sale	9 689	—
Produced oil, not lifted	5 037	5 377
Advances to agents	723	5 123
Other	13 032	12 913
Total	70 195	64 737

(a) *Shares available for sale relates to the Company's investment in Endeavour originally acquired through contribution of licenses to use PGS seismic data in the North Sea. The Company owns approximately 3.3% of the shares in the Endeavour, which had an original cost price of $3.8 million. Under the terms of an agreement with Endeavour, the Company may not sell any of its shares for the first twelve month from the conversion date (February 2004); from twelve to twenty-four months, the Company may sell up to one third of its equity per quarter. Revaluation of the shares (a gain of $5,9 million in 2004) has been recorded directly to shareholder's equity (see consolidated statements of changes in shareholders' equity).*

Note 20 Restricted Cash

Restricted cash consist of:

(In thousands of dollars)	December 31, 2004	2003
Current:		
Bid / performance bonds	11 674	27 265
Restricted payroll withholding taxes	4 323	4 027
Other	9 480	9 831
Total restricted cash, current	25 477	41 123
Long-term – bond escrow	10 014	10 014
Total	35 491	51 137

Note 21 Shareholder Information

As of December 31, 2004, Petroleum Geo-Services ASA had a share capital of NOK 600 million divided on a total of 20,000,000 shares, of par value NOK 30, each fully paid in. All shares have equal voting rights and are entitled to dividends. Any distribution of the Company's equity is dependent on the approval of the shareholders, and the ability to make distributions are limited by certain debt covenants and Norwegian Corporate Law (see Note 25).

The 20 largest shareholders in Petroleum Geo-Services ASA were as follows:

	December 31, 2004	
	Total shares	Ownership percent
Citibank N.A., holder of American Depositary Shares ("ADS") (nominee) (a)	3 404 070	17.0
Citibank N.A., holder of American Depositary Shares ("ADS") (nominee) (a)	3 194 565	16.0
Umoe Invest AS	1 012 444	5.1
JP Morgan Chase Bank (nominee)	752 333	3.8
Bear Stearns Securities (nominee)	580 951	2.9
Morgan Stanley & Co. (nominee)	557 572	2.8
Goldman Sachs & Co. (nominee)	531 034	2.6
JP Morgan Chase Bank (nominee)	495 160	2.5
Euroclear Bank S.A. (nominee)	454 060	2.3
Goldman Sachs International (nominee)	432 643	2.1
State Street Bank & Trust Co. (nominee)	348 621	1.7
Odin Norge	306 906	1.5
Skandinaviska Enskilda Banken (nominee)	293 879	1.5
Vital Forsikring ASA	284 230	1.4
Odin Norden	276 300	1.4
Morgan Stanley & Co. (nominee)	253 767	1.3
Deutsche Bank AG	217 213	1.1
Mellon Bank (nominee)	210 678	1.0
KAS Depositary Trust (nominee)	200 000	1.0
Bank of New York	179 691	0.9
Other shareholders	6 013 883	30.1
Total	20 000 000	100.0

(a) *On the basis of existing depository agreements regarding owners of the ADS's, the table above does not show the beneficial owner of shares.*

Shares and ADS owned or controlled by members of the Board of Directors, Chief Executive Officer and other executive officers were as follows:

	December 31, 2004	
	Total shares	Ownership percent
Board of Directors:		
Jens Ulltveit-Moe, Chairman (a)	1 012 444	5.1
Keith Henry, Vice Chairman	—	—
Francis Gugen	—	—
Harald Norvik	—	—
Rolf Erik Rolfsen	—	—
Clare Mary Spottiswoode	—	—
Anthony Tripodo	—	—
Marianne Johnsen (Deputy board member)	—	—
John Reynolds (Deputy board member)	—	—
Chief Executive Officer and other executive officers:		
Svein Rennemo, Chief Executive Officer	3 000	(b)
Gottfred Langseth	—	—
Rune Eng	1 000	(b)
Eric Wersich	—	—
Sverre Skogen	—	—
Erik Haugane	—	—
Anthony Ross Mackewn	76	(b)
Andreas J. Enger	—	—

(a) *Controlled through Umoe AS.*
(b) *Less than 1% of the Company's share as of December 31, 2004.*

Note 22 Share-Based Compensation

In connection with the restructuring of the Company in 2003, all shares in the Company were cancelled (see Note 25 for additional information). Accordingly, all agreements on share options for the Company's key employees and directors were also cancelled. No new agreements have been established since the restructuring.

A summary of the status of the Company's share-based compensation plans as of December 31, 2003 and 2002, and changes during the years then ended, is summarized as follows:

	December 31, 2003		December 31, 2002	
(In thousands of options)	Options	Weighted average exercise price	Options	Weighted average exercise price
Outstanding at beginning of year	4 973.5	135 NOK	8 635.4	142 NOK
Forfeited/cancelled	(4 973.5)	135 NOK	(3 661.9)	151 NOK
Outstanding at end of year	—	—	4 973.5	135 NOK

Note 23 Other Long-Term Liabilities

Other long-term liabilities consist of the following:

	December 31,	
(In thousands of dollars)	2004	2003
Deferred gain UK leases	15 983	15 547
Accrued pension costs	32 364	26 254
Asset retirement obligations	58 518	49 303
Tax contingencies	25 522	21 720
Other	955	1 191
Total	133 342	114 015

Note 24 Short-term debt and current portion of long-term debt and capital lease obligations

Short-term debt and current portion of long-term debt and capital lease obligations consist of the following:

	December 31,	
(In thousands of dollars)	2004	2003
Short-term debt	1 962	—
Current portion of long-term debt (Note 25)	17 828	18 512
Current portion of capital leases (Note 10)	25 583	15 975
Total	45 373	34 487

Note 25 Financial Restructuring and Debt

Financial restructuring completed in 2003:

On July 29, 2003, the Company voluntarily filed a petition for protection under Chapter 11 of the United States Bankruptcy Code ("Chapter 11"). The filing was based on a financial restructuring plan that was pre-approved by a majority of banks and bondholders as well as a group of PGS' largest shareholders. PGS emerged from Chapter 11 November 5, 2003, just 100 days after filing.

In accordance with the plan of reorganization, $2,140 million of PGS' senior unsecured debt was cancelled and the associated creditors received the following:

- $746 million of 7-year, 10% senior unsecured notes
- $250 million of 3-year, 8% senior unsecured notes
- $4.8 million of 8-year, unsecured senior term loan facility (which was fully repaid in May 2004)
- 91% of PGS' new ordinary shares as constituted immediately post restructuring, with an immediate reduction of this shareholding to 61% in a rights offering of 30% of the new ordinary shares to the pre-restructuring shareholders for $85 million or $14.17 per share
- $40.6 million of cash distributed by PGS, of which $17.9 million was distributed in December 2003 and the remainder in May 2004

In accordance with the plan, the existing share capital, consisting of 103 345 987 shares, par value NOK 5, was cancelled and 20 000 000 new ordinary shares, par value NOK 30, were issued. The pre-restructuring shareholders received 4% or 800 000 of the new ordinary shares (one new share per 129 old shares), as well as the right to acquire 30% or 6 000 000 of the new ordinary shares (1 500 000 of which were committed to shareholders underwriting the rights offering and 4 500 000 of which were available to all pre-restructuring shareholders on a basis of one new share per 23 old shares), for $85 million ($14.17 per share) in the rights offering.

Owners of $144 million of trust preferred securities received 5% or 1 000 000 of the new ordinary shares.

Interest bearing debt of the Company post restructuring was $1 189 million, a reduction of $1 283 million. The financial restructuring involved only the parent company and did not involve operating subsidiaries, which continued full operations, leaving customers, lessors, vendors, employees and subsidiary creditors unaffected.

Long-Term Debt:

Long-term debt consists of the following:

(In thousands of dollars)	December 31, 2004	December 31, 2003
Unsecured:		
10% Senior Notes, due 2010	745 949	745 950
8% Senior Notes, due 2006	250 000	250 000
Libor + 1.15% Unsecured senior term loan	—	4 811
Secured:		
8.28% First Preferred Mortgage Notes, due 2011	98 920	109 120
Other loans, due 2005 - 2006	8 149	17 306
Total debt	1 103 018	1 127 187
Less current portion	(17 828)	(18 512)
Total long-term debt	1 085 190	1 108 675

Aggregate maturities of long-term debt as of December 31, 2004 are as follows:

(In thousands of dollars)	December 31, 2004
Year of repayment:	
2005	17 828
2006	263 231
2007	12 900
2008	14 040
2009	15 160
Thereafter	779 859
Total	1 103 018

The 10% Senior Notes, due 2010 ("10% Notes") bear interest at 10% per annum payable semi-annually and mature in November 2010 with no required principal payments until then. The 10% Notes are not callable until November 2007 and are callable thereafter at par plus a premium of 5% declining linearly until maturity. The 8% Senior Notes, due 2006 ("8% Notes") bear interest at 8% payable semi-annually and mature in November 2006 with no required principal payment until then. The 8% Notes are callable from November 2003 at par plus a premium of 3% declining linearly until maturity. Both the 10% Notes and 8% Notes are unsecured obligations of PGS ASA and are guaranteed by certain material subsidiaries.

The 8.28% First Preferred Mortgage Notes, due 2011 ("8.28% Notes") bear interest at 8.28% payable semi-annually to the bondholders along with scheduled principal payments. The Company is required to make monthly sinking fund payments to the indenture trustee in the amount of $ 50 000 per day. These monthly payments are designed to meet semi-annually, interest and principal payments and are held in trust by the indenture trustee until the semi-annual payments are made. The 8.28% Notes are secured by, among other things, two seismic vessels. In addition the indenture trustee has an irrevocable deposit of $10 million as security for future interest and principal payments; this deposit is presented as long-term restricted cash in the consolidated balance sheet because the monies will be used to make final debt service payment when the 8.28% Notes are retired. The 8.28% Notes are not callable until June 2006 and are callable thereafter at par plus a make whole premium based on US treasury rates plus 0.375%.

In May 2004, the Company repaid its loan of $4.8 million, which had an original maturity date in 2011.

Bank Credit Facilities:

In March 2004, the Company entered into a secured $110.0 million credit facility consisting of a $70.0 million revolving credit facility and a $40.0 million letter of credit facility. The Company may borrow US Dollars under the revolving credit facility for working capital and general corporate purposes, and the letter of credit facility can be utilized in various currencies to obtain letters of credit to secure, among other things, performance and bid bonds required in the Company's ongoing business. The credit facility matures in March 2006 and is secured by certain assets. The interest rate for borrowing under the credit facility is LIBOR plus 2%. The credit facility is an obligation of PGS ASA and is guaranteed by certain material subsidiaries.

Short-Term Debt:

The Company borrows short-term debt with various international banks based on short-term working capital requirements. No such borrowings were made during 2004 and 2003 and no short-term debt was outstanding at December 31, 2004 and 2003. Net short-term debt is $2.0 million of which $1.8 million is related to purchase of the seismic vessel *Falcon Explorer*.

Covenants:

In addition to customary representations and warranties, the Company's loan and lease agreements include various covenants. Certain of the Company's debt agreements contain covenants restricting it from incurring debt unless certain coverage ratios are met and limiting financial indebtedness, excluding project debt, to $1.5 billion. These debt agreements also restrict, among other things: payment of dividends; ability to place liens on Company assets; the amount of subsidiary financial indebtedness; certain sale/leaseback transactions; certain transactions with affiliates; investments in project companies; investment in multi-client library; and asset dispositions. Specifically, certain financing agreements do not allow the Company to pay dividends or make similar distribution until the $250 million 8% Senior Notes, due 2006, are repaid.

Certain of the loan and lease agreements and senior note indenture contain requirements to provide audited U.S. GAAP financial statements by June 30 of each year and to provide unaudited U.S. GAAP quarterly financial statements within a specified period (typically 60 days) after the end of each of the first three quarters. The Company has received waivers and amendments allowing it to report under N GAAP in lieu of U.S. GAAP until June 30, 2005.

The Company is in compliance with its loan covenants as of December 31, 2004 and currently.

Pledged Assets:

Certain seismic vessels and seismic equipment with a net book value of $55.2 million and $60.6 million at December 31, 2004 and 2003, respectively, are pledged as security on the Company's debt shown as secured in the table above and as short-term debt. In addition *Petrojarl Varg* and the shares of KS Petrojarl 1 AS and Golar-Nor Offshore AS, 98.5% owners of *Petrojarl 1*, are pledged as security for the $ 110 million bank credit facility. The book value of *Petrojarl Varg* and shares in KS Petrojarl 1 AS and Golar-Nor Offshore AS totals $166.9 million at December 31, 2004.

Letter of Credit and Guarantees:

The Company had aggregate outstanding letters of credit and related types of guarantees, not reflected in the accompanying consolidated financial statements, of $30.1 million and $31.0 million at December 31, 2004 and 2003, respectively.

Subsequent Event:

In February 2005 the Company established an additional overdraft facility of NOK 50 million as part of its Norwegian cash pooling system.

On March 8, 2005 the Company sent a notice of redemption relating to $175 million of its $250 million 8 % Senior Notes, due 2006 ("Notes"). The Notes, in the amount of $175 million, will be redeemed on April 7, 2005 at a redemption price equal to 102.00% of the principal amount of such Notes, plus accrued and unpaid interest to the redemption date.

Note 26 Accrued Expenses

Accrued expenses consist of the following:

(In thousands of dollars)	December 31, 2004	2003
Accrued employee benefits	37 659	33 901
Accrued vessel operating expenses	17 080	25 628
Customer advances and deferred revenue	12 070	15 014
Accrued commissions	9 683	5 088
Accrued interest expenses	3 394	1 805
Accrued debt restructuring expenses	—	25 320
Other	35 562	50 387
Total	115 448	157 143

Note 27 Derivative Financial Instruments and Risk Management

The finance department of Petroleum Geo-Services ASA is responsible for cash management, financial management and management of financial risk for the holding company and subsidiaries included in the consolidated group.

Notional Amounts and Credit Exposure of Derivative Financial Instruments:

Accounting for financial instruments follow the underlying intention of the contract. The contract is defined either as a hedge or as held-for-sale, upon entering into the contract. Periodically, the Company makes use of such financial instruments in order to hedge against foreign currency exchange risks, but they are not used for speculative purposes.

The notional amounts of the derivative financial instruments summarized below do not reflect the values exchanged by the parties and, therefore, are not a measure of the Company's exposure. The amounts ultimately exchanged are calculated on the basis of the notional amounts and the other terms of the respective derivative financial instruments.

Receivables Credit Risk:

The Company extends credit to various companies in the oil and gas industry worldwide, which may be affected by changes in economic or other external conditions. At December 31, 2004 and 2003, accounts receivable (both current and long-term) were primarily from multi-national integrated oil companies and independent oil and gas companies, including companies owned in whole or in part by foreign governments. The Company manages its exposure to credit risk through ongoing credit evaluations of its customers and has provided for potential credit losses through an allowance for doubtful accounts. Management does not believe that the Company is exposed to concentrations of credit risk that are likely to have a material adverse impact on the Company's financial position or results of operations.

Foreign Currency Exchange Risk Management:
The Company periodically enters into forward exchange contracts and option contracts to hedge against foreign currency exchange risks associated with certain firm commitments and transactions related to property and equipment. The Company is most sensitive to changes in the Norwegian Kroner to US dollar exchange rates. There were no foreign currency exchange contracts outstanding at December 31, 2004 and 2003.

Fair Values of Financial Instruments:
The carrying amounts of cash and cash equivalents, accounts receivable, other current assets, accounts payable and accrued expenses and other current liabilities approximate their respective fair values because of the short maturities of these instruments. The carrying amounts and the estimated fair values of the Company's long-term financial instruments are summarized as follows:

	December 31, 2004		December 31, 2003	
(In thousands of dollars)	Carrying amounts	Fair values	Carrying amounts	Fair values
Debt	1 103 018	1 218 386	1 127 187	1 185 313

The fair values of the Company's long-term debt instruments are estimated using quotes obtained from dealers in such financial instruments.

Interest Rate Exposure:
The Company is exposed to interest rate risk due to money market activities relating to investments and cash flows. Changes in interest rates can also affect the fair values of assets and liabilities. Interest income (expense), including actual interest payments, are affected by changes in interest rates. The majority of the Company's business activities are conducted in USD, GBP and NOK. This gives rise to interest rate exposure in these currencies. As at December 31, 2004, virtually all loans were denominated in USD, and approximately 99% of these loans had a fixed rate of interest.

The Company engages from time-to-time in interest rate derivatives. As at December 31, 2004, the Company had outstanding interest swap agreements in the aggregate notional amount of $10.3 million, which do not qualify for hedge accounting. The market value of these agreements were approximately ($0.5) million.

Foreign Exchange Exposure:
The reporting currency applied to the consolidated accounts is USD, and the Company also applies this currency for internal reporting of key performance indicators.

The Company's net income (loss) is affected by changes in exchange rates, as profits and losses reported by subsidiaries which do not use USD as the functional currency, are translated to USD using an average rate of exchange for the period. The significant loans and assets held within the Company are denominated in USD.

The Company's cash flows are denominated primarily in USD, NOK and GBP. The Company generally attempts to minimize net cash flow exposure in NOK and GBP through business transactions and currency hedging instruments. At times, a significant currency risk can exist based on fluctuations in exchange rates between USD, NOK and GBP.

The Company did not have any currency hedging instruments as of December 31, 2004.

Commodity Derivative:
We are exposed to fluctuations in hydrocarbon prices, which historically have fluctuated widely in response to changing market forces. Pertra's net production in 2004 (combined) was 5 317 134 barrels, with an average realized price of $35.11 per barrel. In 2003 the average realized price was $29.37 per barrel.

As of December 31, 2004 and 2003, we did not have any outstanding derivative commodity instruments. In the first half of 2004, we sold forward 950 000 barrels of our second half production at an estimated average of $30.50 per barrel. Of total amount sold forward, 250 000 barrels sold forward at an average price of $29.91 per barrel was not yet delivered at December 31, 2004 and was delivered in early January 2005. Estimated fair value of the contract per December 31, 2004 was a net liability of $2.6 million.

Note 28 Retirement Plans

The Company sponsors defined benefit pension plans for substantially all of its Norwegian and UK employees, with eligibility determined by certain period-of-service requirements. These plans are generally funded through contributions to insurance companies. It is the Company's general practice to fund amounts to these defined benefit plans, which are sufficient to meet the applicable statutory requirements. At December 31, 2004, 1 069 employees were participating in these plans.

Reconciliation of the plans' aggregate projected benefit obligations and fair values of assets are summarized as follows:

Change in projected benefit obligations:

	December 31,	
(In thousands of dollars)	2004	2003
Projected benefit obligations at beginning of year	93 008	72 310
Adjusted at beginning of year	—	6 820
Service cost	10 198	8 792
Interest cost	5 145	4 454
Employee contributions	968	1 031
Payroll tax	198	1 434
Actuarial (gain) loss, net	(2 045)	(3 204)
Benefits paid	(1 212)	(1 676)
Exchange rate effects	9 620	3 047
Projected benefit obligations at end of year	115 880	93 008

Change in plan assets:

	December 31,	
(In thousands of dollars)	2004	2003
Fair value of plan assets at beginning of year	53 332	48 144
Adjustment at beginning of year	(1 347)	530
Return on plan assets	4 130	3 796
Employer contributions	8 383	8 728
Employee contributions	968	1 031
Benefits paid	(1 212)	(1 676)
Exchange rate effects	7 311	(7 221)
Fair value of plan assets at end of year	71 565	53 332

The aggregate funded status of the plans and amounts recognized in the Company's balance sheets are summarized as follows:

	December 31,	
(In thousands of dollars)	2004	2003
Funded status	(44 315)	(39 677)
Unrecognized actuarial loss	15 554	15 494
Unrecognized prior service cost	—	23
Unrecognized transition obligation	—	170
Net amount recognized as accrued pension liability	(28 761)	(23 990)

Net amount recognized as accrued pension liability is presented as follows:

	December 31,	
(In thousands of dollars)	2004	2003
Other long-term assets	3 603	2 264
Other long-term liabilities	(32 364)	(26 254)
Net amount recognized as accrued pension liability	(28 761)	(23 990)

The accumulated benefit obligation for all defined benefit pension plans was $104.3 million and $72.7 million as of December 31, 2004 and 2003, respectively.

Assumptions used to determine benefit obligations:

	2004		2003	
	Norway	UK	Norway	UK
Discount rate	5.3%	5.3%	6.0%	5.3%
Return on plan assets	6.3%	7.5%	7.0%	7.5%
Benefit increase	3.0%	3.0%	3.0%	4.7%
Annual adjustment to pensions	3.0%	3.0%	3.0%	3.0%

The aggregate net periodic pension cost for the Company's defined benefit pension plans is summarized as follows:

	Years ended December 31,		
(In thousands of dollars)	2004	2003	2002
Service cost	10 198	8 792	8 103
Interest cost	5 145	4 454	3 108
Expected return on plan assets	(4 130)	(3 796)	(3 439)
Amortization of actuarial loss	1 119	2 142	86
Amortization of prior service cost	—	3	2
Amortization of transition obligation	—	20	15
Adjustment to minimum liability	(1 874)	—	—
Administration costs	99	—	—
Payroll tax	1 047	1 492	—
Net periodic pension cost	11 604	13 107	7 875

The Company's pension plan asset allocation at December 31, 2004 and 2003, by asset category, are presented by major plan group as follows:

(In thousands of dollars)	December 31, 2004		December 31, 2003		
	Norway	UK	Norway		UK
Fair value of plan assets	$ 40 111	$ 31 454	$ 15 280	$ 14 907	$ 23 145
Bonds	69%	—	62%	57%	—
Equity securities	16%	92%	13%	14%	74%
Real estate	12%	—	12%	13%	—
Other	3%	8%	13%	16%	26%
Total	100%	100%	100%	100%	100%

Substantially all employees not eligible for coverage under the defined benefit plans described above are eligible to participate in pension plans in accordance with local industrial, tax and social regulations. All of these plans are considered defined contribution plans. Under the Company's US defined contribution 401(k) plan, essentially all US employees are eligible to participate upon completion of certain-of-service requirements. The plan allows eligible employees to contribute up to 100% of compensation, subject to IRS and plan limitations, on a pre-tax basis, with a 2004 statutory cap of $13 000 ($16 000 for employees over 50 years). Employee pre-tax contributions are matched by the Company as follows; the first 3% are matched at 100%, the next 2% are matched at 50% of compensation. All contributions vest when made. The employer matching contribution recognized by the Company related to the plan was $1.2 million, $1.4 million and $1.2 million for each of the years ended December 31, 2004, 2003 and 2002, respectively. Contributions to the plan by employees for these periods were $3.1 million, $3.3 million and $3.8 million, respectively. Aggregate employer and employee contributions under the Company's other plans for the years ended December 31, 2004, 2003 and 2002 totalled $1.6 million and $0.4 million (2004), $1.4 million and $0.4 million (2003) and $7.4 million and $3.0 million (2002).

Note 29 Related Party Transactions

At December 31, 2003 and 2002, the Company owned 50% of the shares in Geo Explorer AS and had chartered a vessel from that company during these years. The Company also held 100% of the shares in Walther Herwig AS (until December 11, 2003, the Company held 50% of the shares, but increased its shares as Walter Herwig AS was de-merged) and chartered three vessels from that company in 2003 and 2002. Total lease expense recognized by the Company for 2003 and 2002 on these vessels was $7.4 million and $8.8 million, respectively, while there were no lease expense recognized during 2004.

As of December 31, 2004, the Chairman of the Board, Jens Ulltveit-Moe, through Umoe AS, controlled a total of 1,012,444 shares in Petroleum Geo-Services ASA. Jens Ulltveit-Moe became a major shareholder and took office as Chairman of the Board in 2002. Jens Ulltveit-Moe also has a 60% ownership interest in Knutsen OAS Shipping AS ("Knutsen"). Knutsen is chartering the MT *Nordic Svenita* and was also chartering the MT *Nordic Yukon* up to 2003, from PGS on a time charter contract and paid $10.3 million, $20.1 million and $20.5 million to PGS under these contracts in 2004, 2003 and 2002, respectively. PGS charters the vessels from an independent third party. The vessels were chartered by PGS to shuttle the Banff field, but in 2001 were chartered to Knutsen on terms approximating PGS's terms under the third-party lease, due to low production on the Banff field. The vessel MT *Nordic Yukon* was redelivered by PGS to the vessel owner in November 2003. In addition, PGS has a contract of affreightment with Knutsen for transporting crude oil relating to the Banff field and paid $0.7 million, $2.4 million and $1.8 million to Knutsen under this contract in 2004, 2003 and 2002, respectively. Mr. Ulltveit-Moe is also the Chairman of Unitor ASA, a company that from time to time provides the Company with equipment for its vessels.

Note 30 Supplemental Cash Flow Information

Cash paid during the year includes payments for:

(In thousands of dollars)	Years ended December 31, 2004	2003	2002
Interest, net of capitalized interest	106 731	137 633	104 664
Interest on trust preferred securities / multi-client library securitization	—	544	13 566
Income taxes	29 751	13 096	15 938

The Company entered into capital lease agreements for new equipment aggregating $0.6 million and $57.4 million during the years ended December 31, 2003 and 2002, respectively, while there were no new capital lease arrangements during 2004.

Note 31 Salaries and Other Personnel Costs, Number of Employees, and Remuneration to the Board of Directors, Executive Officers and Auditors

Salary and social expenses that are included in cost of sales and selling, general and administrative costs and other operating income (expense) (including severance), excluding such costs relating to discontinued operations consist of:

	Years ended December 31,		
(In thousands of dollars)	2004	2003	2002
Salaries	183 769	187 295	155 039
Social security	17 250	19 844	17 311
Pension	14 395	15 774	9 657
Other benefits	22 581	36 210	62 160
Total	237 995	259 123	244 167

In addition, the Company expensed salaries and other personnel costs related to discontinued operations of $1.9 million and $131.1 million for the years ended December 31, 2003 and 2002, respectively. During the year ended December 31, 2003 the Company expensed $12.4 million relating to a payroll tax claim for employees working in a subsidiary on Isle of Man, this expense, is not included in the table presented above (see Note 32).

The following table presents information about the number of our employees as of end of each of the last three years:

	December 31,		
	2004	2003	2002
Marine Geophysical	1 115	1 143	1 356
Onshore	1 011	1 479	1 828
Production	501	515	520
Pertra	16	5	6
Reservoir/Shared Services/Corporate	256	235	252
Discontinued operations	—	—	41
Total	2 899	3 377	4 003

The Company had an average of 3 138, 3 690 and 4 574 employees during the years ended December 31, 2004, 2003 and 2002, respectively.

Chief Executive Officer (CEO) and other Executive Officers:

The table below provides information about the Company's executive officers as of December 31, 2004:

Name:	Position:	Executive officer since	Share Ownership
Svein Rennemo	President and Chief Executive Officer	2002	(*)
Gottfred Langseth	Senior Vice President and Chief Financial Officer	2004	—
Rune Eng	President – Marine Geophysical	2004	(*)
Erik Wersich	President - Onshore	2003	—
Sverre Skogen	President - Production	2004	—
Erik Haugane	Managing Director - Pertra	2003	—
Anthony Ross Mackewn	Senior Vice President – Geophysical	1999	(*)
Andreas J. Enger	Senior Vice President – Group Planning	2003	—

(*) Less than 1% of the Company's shares as of December 31, 2004.

CEO Svein Rennemo in 2004 received a salary of NOK 3 788 022 (approximately $556 432) and bonus totalling NOK 1 230 357 (approximately $180 730), of which NOK 650 000 (approximately $95 480) must be used to purchase shares in PGS. Svein Rennemo is not entitled to any pension benefits for which he receives an annual compensation of NOK 250 000 (approximately $36 723), which is included in the salary for 2004.

According to the performance bonus incentive scheme for the CEO established by the Board of Directors for 2004, the CEO is entitled to a cash bonus of up to 50% of annual base salary and a share purchase bonus of up to 30% of annual base salary. On the basis of achievement of certain group and individual key performance indicators, the Board of Directors resolved that the CEO for 2004 is entitled to a cash bonus of NOK 812 500 (approximately $132 523) and a share bonus of NOK 325 000 (approximately $53 009). The estimated bonus was accrued as of December 31, 2004. The net share bonus amount paid after withholding taxes must be used to buy PGS shares at market price and held for a minimum of three years.

The CEO held 3 000 shares in the Company as of December 31, 2004. Svein Rennemo has a mutual 12-month period of notice, with a deduction for other income, except capital income. During the period of notice, the CEO can not seek employment with companies that are in direct or indirect competition with PGS. The contract can be terminated without notice if Svein Rennemo fails to fulfil his contractual obligations. The other executive officers have similar provisions in their employment terms.

Aggregated payments to other executive officers for work carried out in their respective periods for the year ended December 31, 2004, was $2 241 446, including bonuses paid out during 2004. The aggregate benefits paid in to the various defined benefit plans for these executive officers as a group for 2004 was $121 894. As of December 31, 2004, executive officers owned a total of 1 076 shares (see Note 21 for additional information). None of the executive officers held any share options in the Company. The other executives officers hold employee agreements where period of notice vary from three to eighteen months.

For 2004 the Board of Directors established a performance bonus incentive scheme for the other executive officers similar to that for the CEO. Under this scheme, executive officers are entitled to a cash bonus of up to 40% of annual base salary and a share purchase bonus of up to 20% of annual base salary. Within these limits, bonuses were finally determined on the basis of achievement and overachievement of financial and non-financial performance targets. 100% of any amount received as share purchase bonus, on a net basis (amount paid after withholding tax), must be used to buy PGS shares at market price and held for a minimum of three years. The Board resolved that the bonus under the scheme for these executives for 2004 would be $465 592, an estimated amount for the scheme was accrued December 31, 2004.

Board of Directors:

The table below provides information about our directors as of December 31, 2004:

Name	Position	Director since	Term expire	Share ownership
Jens Ulltveit-Moe	Chairman	2002	2005	5.1% (a)
Keith Henry	Vice Chairman	2003	2005	—
Francis Gugen	Director	2003	2005	—
Harald Norvik	Director	2003	2005	—
Rolf Erik Rolfsen	Director	2002	2005	—
Clare Mary Spottiswoode	Director	2003	2005	—
Anthony Tripodo	Director	2003	2005	—

(a) Controlled through Umoe AS.

For the year ended December 31, 2004, the aggregate amount paid for compensation to the directors as a group, for services in all capacities was $575 240. This amount includes compensation paid to all persons who served as directors during any period.
As of December 31, 2004, the total number of shares and ADS's beneficially held by directors, were 1 012 444, and none of the directors held any share options in the Company (see Note 21 for additional information).

Remuneration to auditor:

Fees for audit and other services provided by the Company's auditor are as follows (exclusive VAT and including out of pocket expenses):

	Years ended December 31,		
(In thousands of dollars)	2004	2003	2002
Audit fees (a)	8 105	8 187	1 248
Other financial audit (b)	42	93	750
Fees for tax services (c)	134	182	51
All other fees (d)	—	541	540
Total	8 281	9 003	2 589

(a) Audit fees for 2004 include audit of the annual accounts up to March 31, 2005 ($3 199k) as well as incurred fees in 2004 (after May 31, 2004) for the audit of previous periods ($3 267k) and for the close of the 2003 audit in accordance with US GAAP and fresh start ($1 639k).
Audit fees for 2003 include audit of the annual accounts up to May 31, 2004 ($2 322k) as well as fees incurred during 2003/2004 (up to May 31, 2004) for the audit of previous periods ($3 966k) and for the fresh start audit under US GAAP ($1 899k).
(b) Other financial audit consists of fees for agreed-upon procedures and other attestation services.
(c) Fees for tax services consist of fees for tax filing services, other tax assistance and reorganization.
(d) All other fees includes fees for assistance in connection with restructuring, refinancing and due diligence performed by banks in connection with the financial restructuring in 2003.

Note 32 Impairments of Long-Lived Assets and Other Operating Expense, net

As discussed in Note 1, in 2003 the Company made a full valuation of all its long-term assets and impaired assets down to their estimated recoverable amounts.

Impairment of long-lived assets consist of the following:

	Years ended December 31,		
(In thousands of dollars)	2004	2003	2002
Multi-client library (Note 15)	—	(241 481)	(268 403)
Production related property and equipment (Note 14)	—	(367 021)	(425 214)
Seismic vessels, equipment and other geophysical assets (Note 14)	—	(129 084)	(56 169)
Licenses	—	(2 090)	—
Building leasehold improvements	—	(1 200)	—
Investments in associated companies (Note 5)	—	—	(14 744)
Goodwill (Note 13)	—	—	(42 886)
Total	—	(740 876)	(807 416)

Other operating expense, net consists of the following:

	Years ended December 31,		
(In thousands of dollars)	2004	2003	2002
Costs relating to completion of 2002 U.S. GAAP accounts and re-audit 2001	(7 447)	(2 559)	—
Debt restructuring/refinancing/"fresh start"	(3 471)	(42 274)	(3 616)
Restructuring, termination costs and other non-recurring costs	(842)	(20 840)	(12 901)
Isle of Man, national insurance liability	—	(12 412)	—
Net gain related to cancelled merger with Veritas DGC Inc.	—	—	2 864
Other, net	—	—	(1 781)
Total	(11 760)	(78 085)	(15 434)

Note 33 Subsidiaries and Affiliated Companies

The ownership percentage in subsidiaries and affiliated companies as of December 31, 2004, are as follows:

Company	Jurisdiction	Shares/ voting rights
PGS Shipping AS	Norway	100%
Oslo Seismic Services Ltd	Isle of Man	100%
PGS Geophysical AS	Norway	100%
PGS Production AS	Norway	100%
PGS Reservoir AS	Norway	100%
Mulitklient Invest AS	Norway	100%
Pertra AS	Norway	100%
Petroleum Geo-Services, Inc.	USA	100%
Petroleum Geo-Services (UK) Ltd.	United Kingdom	100%
Seahouse Insurance Ltd.	Bermuda	100%
PGS Mexicana SA de CV	Mexico	100%
PGS Rio Bonito S.A.	Brazil	99%
PGS Administración y Servicios, S.A. de C.V.	Mexico	100%
Dalmorneftegeofizika PGS AS	Norway	49%
Walther Herwig AS	Norway	100%
Geo Explorer AS	Norway	50%
Shanghai Tensor CNOOC Geophysical Ltd.	United Kingdom	50%
Baro Mekaniske Verksted AS	Norway	10%
Calibre Seismic Company	USA	50%
PGS Capital, Inc.	USA	100%
Diamond Geophysical Services Company	USA	100%
PGS Exploration (Nigeria) Ltd.	Nigeria	100%
PGS Data Processing Middle East SAE	Egypt	100%
PGS Data Processing, Inc.	USA	100%
Petroleum Geo-Services Asia Pacific Pte. Ltd.	Singapore	100%
PGS Australia Pty. Ltd.	Australia	100%
Atlantis (UK) Ltd.	United Kingdom	100%
PGS Egypt for Petroleum Services	Egypt	100%
Hara Skip AS	Norway	100%
PGS Exploration SDN BHD	Malaysia	100%
PGS Exploration, Inc.	USA	100%
PGS Exploration Pty. Ltd.	Australia	100%
PGS Ocean Bottom Seismic, Inc.	USA	100%
PGS Exploration (UK) Ltd.	United Kingdom	100%
PGS Floating Production (UK) Ltd.	United Kingdom	100%
PGS Pension Trustee Ltd.	United Kingdom	100%
PGS Reservoir (UK) Ltd.	United Kingdom	100%
Atlantic Explorer Ltd.	Isle of Man	50%
Oslo Seismic Services Inc.	USA	100%
Oslo Explorer Plc.	Isle of Man	100%
Oslo Challenger Plc.	Isle of Man	100%
PGS Shipping (Isle of Man) Ltd.	Isle of Man	100%
PGS Onshore, Inc.	USA	100%
PGS Americas, Inc.	USA	100%
Seismic Energy Holding, Inc.	USA	100%
PGS Caspian AS	Norway	100%
PGS Multi Client Seismic Ltd.	Jersey	100%
PGS Marine Services (Isle of Man) Ltd.	Isle of Man	100%

46

Company	Jurisdiction	Shares/ voting rights
Golar-Nor Offshore AS	Norway	100%
Golar-Nor Offshore (UK) Ltd.	United Kingdom	100%
K/S Petrojarl I AS	Norway	98.5%
Golar-Nor (UK) Ltd.	United Kingdom	100%
Deep Gulf LLC	USA	50.1%
PGS Nopec (UK) Ltd.	United Kingdom	100%
PGS Nominees Ltd.	United Kingdom	100%
Petrojarl 4 DA	Norway	99.25%
SOH, Inc.	USA	100%
PGS Onshore (Canada), Inc.	USA	100%
PGS Venezuela de C.A.	Venezuela	100%
PGS Servicios C.A.	Venezuela	100%
PT PGS Nusantara	Indonesia	100%
PGS Processing (Angola) Ltd.	United Kingdom	100%
Seismic Exploration (Canada) Ltd.	United Kingdom	100%
PGS Ikdam Ltd.	United Kingdom	100%
Sakhalin Petroleum Plc	Cyprus	100%
Ikdam Production, SA	France	40%
PGS Investigacão Petrolifera Limitada	Brazil	99%
Sea Lion Exploration Ltd.	Bahamas	100%

Note 34 Adjusted EBITDA

Adjusted EBITDA, when used by the Company means Net Income (Loss) before income (loss) from associated companies, interest expenses, other financial items, taxes, depreciation and amortization, other operating (income) expense, impairment of long-lived assets and discontinued operations. Adjusted EBITDA may not be comparable to other similarly titled measures from other companies. We have included Adjusted EBITDA as a supplemental disclosure because the Company believes that it provides useful information regarding the Company's ability to service debt and to fund capital expenditures and provides investors with a helpful measure for comparing our operating performance with that of other companies.

Adjusted EBITDA, for the periods presented was as follows:

	Years ended December 31,		
(In thousands of dollars)	2004	2003	2002
Net income (loss)	(53 927)	(819 078)	(1 246 252)
Add back:			
Income (loss) from discontinued operations, net	(3 048)	5 587	215 349
Income tax expense	28 558	26 436	201 944
Other financial items, net	11 182	27 181	(42 803)
Interest expense	111 233	115 459	151 252
Income (loss) from associated companies	(5 277)	(897)	1 691
Operating profit (loss)	88 721	(645 312)	(718 819)
Other operating (income) expense	11 760	78 085	15 434
Impairment of long-lived assets	—	740 876	807 416
Depreciation and amortization	326 996	305 419	356 427
Total Adjusted EBITDA	427 477	479 068	460 458

Petroleum Geo-Services ASA

Statement of Operations

(In thousands of NOK)	Note	2004	2003	2002
		Years ended December 31,		
Revenue		**NOK 106 304**	NOK 200 836	NOK 386 623
Cost of sales		**8 511**	187 640	379 182
Depreciation and amortization	8	**6 442**	5 881	7 860
Selling, general and administrative costs		**234 831**	375 069	242 243
Impairment of goodwill	7	-	-	42
Total operating expenses		**249 784**	568 590	629 327
Operating profit (loss)		**(143 480)**	(367 754)	(242 704)
Interest expense, net	2	**(211 141)**	(182 949)	(623 764)
Impairment of shares in subsidiaries / intercompany receivable	1, 9	**(13 104)**	(5 078 291)	(8 732 432)
Other financial items, net	3	**(456 523)**	(398 873)	1 749 758
Income (loss) before income taxes		**(824 248)**	(6 027 867)	(7 849 142)
Income tax expense	4	-	-	313 404
Net income (loss)		**NOK (824 248)**	NOK (6 027 867)	NOK (8 162 546)

Petroleum Geo-Services ASA

Balance sheet

(In thousands of NOK)	Note	December 31, 2004	2003
ASSETS			
Long-term assets:			
Property and equipment, net	8	**NOK 37 831**	NOK 28 814
Shares in subsidiaries	1, 9	**1 851 257**	1 800 610
Intercompany receivables	1	**5 941 944**	9 416 513
Other financial assets	10	**38 786**	24 566
Total long-term assets		**7 869 818**	11 270 503
Current assets:			
Receivables		**402**	4 536
Short-term intercompany receivables		**47 981**	54 051
Other current assets		**6 267**	6 258
Restricted cash		**2 083**	3 088
Cash and cash equivalents		**452 483**	214 543
Total current assets		**509 216**	282 476
Total assets		**NOK 8 379 034**	NOK 11 552 979
LIABILITIES AND SHAREHOLDERS' EQUITY			
Shareholders' equity:			
Paid in capital:			
Common stock (20 000 000 shares, par value NOK 30)		**NOK 600 000**	NOK 600 000
Additional paid in capital		**1 104 515**	1 928 763
Total shareholders' equity	11	**1 704 515**	2 528 763
Debt:			
Pension liabilities	5	**4 873**	3 878
Other long-term debt:			
Intercompany debt	12	**502 782**	1 959 072
Long-term debt	12	**6 106 162**	6 796 152
Other long-term liabilities		**24 555**	
Total other long-term debt		**6 633 499**	8 755 224
Current liabilities:			
Short-term debt and current portion of long-term debt	12		2 408
Short-term intercompany debt		**5 856**	29 339
Accounts payable		**14 941**	4 855
Accrued expenses	14	**15 350**	228 512
Total current liabilities		**36 147**	265 114
Total liabilities and shareholders' equity		**NOK 8 379 034**	NOK 11 552 979
Warranties	16		

Petroleum Geo-Services ASA

Statement of Cash Flows

(In thousands of NOK)	2004	2003	2002
	Years ended December 31,		
Cash flows from operating activities:			
Net income (loss)	**NOK (824 248)**	NOK (6 027 867)	NOK (8 162 546)
Adjustments to reconcile net income (loss) to net cash provided by operating activities:			
Depreciation and amortization charged to expense	**6 442**	5 881	7 860
Impairment of shares in subsidiaries / intercompany receivables	**13 104**	5 078 291	8 732 432
Items classified as investment/financing activities	**(31 174)**	41 906	(514 850)
Provision (benefit) for deferred income taxes	**-**	-	385 614
Unrealized foreign exchange (gain) loss	**449 608**	(320 571)	(4 549 177)
Changes in current assets and current liabilities	**(173 923)**	(166 810)	(142 754)
Net (increase) decrease in restricted cash	**1 005**	(1 850)	909
Other items	**11 090**	85 272	16 729
Net cash used in operating activities	***(548 096)***	*(1 305 748)*	*(4 271 738)*
Cash flows (used in) from investing activities:			
Investments in property and equipment	**(15 458)**	-	(960)
Sale of property and equipment	**-**	-	13
Sale of subsidiary	**-**	373 525	-
Investment in subsidiaries and changes in intercompany receivables	**898 195**	551 602	3 544 984
Net cash from investing activities	**882 737**	925 127	3 544 037
Cash flows (used in) povided by financing activities:			
Net increase (decrease) in bank facility	**-**	-	749 254
Repayment of long-term debt	**(33 602)**	126 058	(1 999 103)
Net increase (decrease) in short-term debt	**-**	-	2 219 982
Receipts (payments) of dividend	**31 174**	68 004	-
Net (payments) receipts under tax equalization swap contracts	**-**	-	65 696
Other items	**(24 340)**	-	-
Net cash (used in) provided by financing activities	**(26 768)**	194 062	1 035 829
Net increase (decrease) in cash and cash equivalents	**307 873**	(186 559)	308 128
Unrealized foreign exchange (gain) loss on cash and cash equivalents	**(69 933)**	(14 353)	(108 222)
Cash and cash equivalents at beginning of year	**214 543**	415 455	215 549
Cash and cash equivalents at end of year	**NOK 452 483**	NOK 214 543	NOK 415 455

Petroleum Geo-Services ASA

Notes to the Financial Statements

Note 1 Summary of Significant Accounting Policies

Petroleum Geo-Services ASA has prepared its Financial Statements in accordance with accounting principles generally accepted in Norway ("N GAAP"), and the Financial Statements are presented in Norwegian Kroner (NOK). The Company applies the same accounting policies as described in Note 2 in the notes to the consolidated financial statements, but where Petroleum Geo-Services ASA, in the financial statements, apply the Norwegian Preliminary Accounting Standard on deferred tax, where reversible temporary negative and positive differences are offset (see Note 4). Also, unrealized foreign exchange gain (loss) on long-term intercompany loans is recognized in the statement of operations.

Shares in subsidiaries (see Note 9) are presented at cost less any impairments. Based on downward adjusted estimated future cash flows in the subsidiaries, the Company recognizes impairment charges on investments in subsidiaries and intercompany receivables. In cases of improved estimated recoverable amounts, impairment charges are reversed. There is no fixed plan for repayment of long-term intercompany receivables.

Note 2 Interest Expense, Net

Interest expense, net, consist of:

	Years ended December 31,		
(In thousands of NOK)	2004	2003	2002
Interest income, external	5 278	3 058	5 667
Interest income, intercompany	659 610	749 380	768 993
Interest expense, external (a)	(633 765)	(676 404)	(1 126 387)
Interest expense, intercompany	(242 264)	(258 983)	(272 037)
Total	(211 141)	(182 949)	(623 764)

(a) Interest expense, external, in 2003 decreased significantly since no interest was paid during the Chapter 11 period (from July 29, 2003 to November 5, 2003). In addition, the restructuring reduced the total interest bearing debt.

Note 3 Other Financial Items, Net

Other financial items, net, consist of:

	Years ended December 31,		
(In thousands of NOK)	2004	2003	2002
Group contribution received	—	—	514 850
Dividends received	31 174	68 004	—
Foreign currency gain (loss)	(462 251)	(267 979)	770 883
Loss on sale of subsidiaries	—	(102 726)	—
Write-off of deferred debt costs and issue discounts	—	(94 829)	—
Other	(25 446)	(1 343)	464 025
Total	(456 523)	(398 873)	1 749 758

Note 4 Income Taxes

Reconciliation of the provision (benefit) for income taxes to taxes computed at nominal tax rate on income (loss) before income taxes:

	Years ended December 31,		
(In thousands of NOK)	2004	2003	2002
Income (loss) before income taxes	(824 248)	(6 027 867)	(7 849 142)
Norwegian statutory tax rate	28%	28%	28%
Provision (benefit) for income taxes at the statutory rate	(230 789)	(1 687 803)	(2 197 760)
Increase (reduction) in income taxes from:			
Impairment shares in subsidiaries	289 828	—	—
Permanent items	394 615	441 937	82
Deferred tax asset not recognized in balance sheet	(453 654)	1 245 866	2 511 082
Income tax expense	—	—	313 404

In accordance with the Norwegian Preliminary Accounting Standard on taxes, tax reducing and tax increasing temporary differences are offset, provided the differences can be reversed in the same period. Deferred income taxes are calculated based on the net temporary differences that exist at year-end. The Company has not recorded any net deferred tax asset due to the considerable uncertainty regarding future utilization. The temporary differences which generate the Company's deferred tax assets and liabilities are summarized as follows:

	December 31,	
(In thousands of NOK)	2004	2003
Temporary differences related to:		
Property and equipment	2 185	5 894
Pension liabilities	(1 316)	(960)
Intercompany receivables	(625 432)	(1 327 305)
Shares in subsidiaries (a)	—	(2 096 071)
Shares in affiliated companies	(97 011)	(102 398)
Tax losses carried forward	(243 237)	—
Other	(6 875)	(572)
Deferred tax liability (asset)	(971 686)	(3 521 412)
Deferred tax asset not recognised in balance sheet	971 686	3 521 412
Deferred tax liability (asset), net	—	—

(a) In 2004 the Norwegian tax law was amended so that dividend and capital gain/loss from shares are exempt from taxation. Consequently the Company's deferred tax asset related to impairment of shares in subsidiaries ceased to exist. This deferred tax asset was not recognized in the balance sheet and the change in tax law has therefore no effect on the tax expense; however the gross numbers in the table above are adjusted to reflect this change.

Note 5 Retirement Plans

The Company sponsors a defined benefit pension plan for its Norwegian employees, comprising 22 persons. This plan is funded through contributions to an insurance company, after which the insurance company undertake the responsibility to pay out the pensions. It is the Company's general practice to fund amounts to this defined benefit plan, which is sufficient to meet the applicable statutory requirements.

Net periodic pension costs:

	Years ended December 31,		
(In thousands of NOK)	2004	2003	2002
Service costs	2 661	2 282	2 061
Interest cost	995	1 062	941
Expected return on plan assets	(685)	(781)	(858)
Net amortization	209	201	11
Administration costs	87	—	—
Payroll tax	461	378	—
Net periodic pension costs	3 728	3 142	2 155

Recognized pension liabilities:

The pension liabilities have been calculated based on the underlying economic realities. The aggregate funded status on the plan and amounts recognized in the Company's balance sheet, is as follows:

	December 31,	
(In thousands of NOK)	2004	2003
Funded status	(10 205)	(5 194)
Unrecognized actuarial loss	6 067	1 863
Unrecognized prior service cost	—	44
Accrued payroll tax	(583)	(464)
Net amount recognized as accrued pension liability	(4 721)	(3 751)

Net amount recognized as accrued pension liability is presented as follows:

	December 31,	
(In thousands of dollars)	2004	2003
Other financial assets	152	127
Pension liabilities	(4 873)	(3 878)
Net amount recognized as accrued pension liability	(4 721)	(3 751)

Assumptions used to determine benefit obligations:

	2004	2003	2002
Discount rates	5.3%	6.0%	6.5%
Return on plan assets	6.3%	7.0%	7.5%
Benefit increase	3.0%	3.0%	4.0%
Annual adjustment to pensions	3.0%	3.0%	3.3%

Note 6 Commitments

The Company's operating lease commitments related to the corporate administration, expires on various dates through 2010. Future minimum payments related to non-cancelable operating leases, with lease terms in excess of one year, existing at December 31, 2004 are as follows:

(In thousands of NOK)	December 31, 2004
2005	3 863
2006	3 863
2007	3 863
2008	3 863
2009	3 863
2010	3 863
Total	23 178

Rental expense for operating leases, including leases with terms of less than one year, was NOK 18,3 million, NOK 32,0 million and NOK 36,9 million for the years ended December 31, 2004, 2003 and 2002, respectively.

Note 7 Goodwill

In 2002 the Company impaired all of its goodwill. The Company applies the same rates for depreciation as the group, and expensed amortization on goodwill of NOK 63 000 for the year ended December 31, 2002.

Note 8 Property and Equipment

Property and equipment consists of fixtures, furniture and fittings. Net book value of property and equipment is as follows:

(In thousands of NOK)	2004	2003	2002
Accumulated cost as of January 1	60 779	61 451	60 510
Additions	15 458	—	959
Disposals	(487)	(672)	(18)
Accumulated cost as of December 31	75 750	60 779	61 451
Accumulated depreciation as of January 1	31 965	26 357	20 100
Depreciation this year	6 442	5 881	6 262
Disposals	(488)	(273)	(5)
Accumulated depreciation as of December 31	37 919	31 965	26 357
Net book value	37 831	28 814	35 094

Property and equipment is depreciated over 3 to 5 years.

Note 9 Shares in Subsidiaries

Shares in subsidiaries are recognized in the Company's balance sheet at cost less any impairment:

(In thousands of NOK)	Registered office	Number of shares		Total share capital	Share-holding (a)	Par value		Book-value as of December 31, 2004 (In thousands of NOK)
PGS Geophysical AS	Oslo	1 440 000	NOK	144 000 000	100%	NOK	100	203 197
PGS Exploration (Nigeria) Ltd.	Nigeria	2 000 000	USD	2 000 000	100%	USD	1	—
PGS Reservoir AS	Oslo	1 000	NOK	100 000	100%	NOK	100	—
Petroleum Geo-Services, Inc.	Houston	1 000	USD	1 000	100%	USD	1	—
Petroleum Geo-Services (UK) Ltd.	London	222 731 726	GBP	222 731 726	100%	GBP	1	81 421
PGS Exploration (UK) Ltd.	London	44 000 000	GBP	178 353 000	24.7%	GBP	1	65 113
Seismic Exploration (Canada) Ltd.	London	7 700 000	GBP	7 701 000	100%	GBP	1	11 088
PGS Reservoir (UK) Ltd.	London	7 700 000	GBP	7 701 000	100%	GBP	1	17 219
PGS Ikdam Ltd.	London	5 100 000	GBP	5 100 100	100%	GBP	1	17 218
PGS Floating Production (UK) Ltd.	London	56 400 000	GBP	127 439 851	44.3%	GBP	1	—
PGS Processing (Angola) Ltd.	London	5 100 000	GBP	5 110 000	99.8%	GBP	1	—
Seahouse Insurance Ltd.	Bermuda	120 000	USD	120 000	100%	USD	1	8 165
Multiklient Invest AS	Oslo	100 000	NOK	10 000 000	100%	NOK	100	—
PGS Shipping AS	Oslo	4 733 975	NOK	189 359	100%	NOK	0.04	352 688
Petroleum Geo-Services Asia Pacific Pte. Ltd.	Singapore	100 000	SGD	700 032 148	100%	SGD	1	411 343
PGS Investigacão Petrolifera Limitada	Brazil	—	BRL	5 000	99%	BRL	—	—
PGS Mexicana SA de CV	Mexico	118 000 000	MXN	118 000 100	100%	MXN	1	58 359
PGS Venezuela de C.A.	Venezuela	7 000	BS	7 000 000	100%	BS	1 000	26
PGS Production AS	Trondheim	187 283 310	NOK	187 283 310	100%	NOK	1	179 611
Hara Skip AS	Oslo	1 066 016	NOK	106 601 600	100%	NOK	100	411 239
Oslo Seismic Services Ltd.	Isle of Man	1	USD	1	100%	USD	1	33 570
Pertra AS	Trondheim	1 000	NOK	1 000 000	100%	NOK	1 000	1 000
PGS Australia Pty. Ltd.	Perth	—	—	—	100%	—	—	—
Total								1 851 257

(a) Voting rights are equivalent to shareholding for all companies.

For further information on impairment of shares in subsidiaries, see Note 1.

Note 10 Other Financial Assets

Other financial asset consists of:

(In thousands of NOK)	December 31, 2004	2003
Deferred long-term debt costs (a)	14 156	—
Long-term receivables	24 630	24 566
Total	38 786	24 566

(a) Deferred long-term debt costs are expensed using the effective interest method over the period loans are ooutstanding. These costs are included as part of external interest expense in the statement of operations (see Note 2).

Note 11 Shareholders' Equity

Changes in the shareholders' equity for the years ended December 31, 2004 and 2003 are as follows:

		Paid-in capital			
(In thousands of NOK, except for share data)	Number of shares	Common stock	Share premium reserve	Other equity	Shareholders' equity
Balance at December 31, 2002	103 345 987	516 730	—	(737 465)	(220 735)
Write down of old share capital	(103 345 987)	(516 730)	—	516 730	—
Debt restructuring	20 000 000	600 000	7 076 919	1 100 446	8 777 365
Net income	—	—	(5 148 156)	(879 711)	(6 027 867)
Balance at December 31, 2003	20 000 000	600 000	1 928 763	—	2 528 763
Net income	—	—	(824 248)	—	(824 248)
Balance at December 31, 2004	20 000 000	600 000	1 104 515	—	1 704 515

As of December 31, 2004, Petroleum Geo-Services ASA had a share capital of NOK 600 million divided on a total of 20 000 000 shares, of par value NOK 30, each fully paid in. All shares have equal voting rights and are entitled to dividends. Any distribution of the Company's equity is dependent on the approval of the shareholders, and the ability to make distributions are limited by certain debt covenants and Norwegian Corporate Law (see Note 25 to the consolidated financial statements). A listing of the Company's largest shareholders is provided in Note 21 in the consolidated financial statements.

Note 12 Financial Restructuring and Debt

Financial restructuring:

On July 29, 2003, PGS voluntarily filed a petition for protection under Chapter 11 of the United States Bankruptcy Code. The filing was based on a financial restructuring plan that was pre-approved by a majority of banks and bondholders as well as a group of PGS' largest shareholders. PGS emerged from Chapter 11 November 5, 2003, just 100 days after filing. See Note 25 in the consolidated financial statements for further information.

Long-Term Debt

Long-term debt consists of the following:

(In thousands of NOK)	December 31, 2004	2003
Unsecured:		
10% Senior Notes, due 2010 ($745.9 million)	4 573 412	5 067 529
8% Senior Notes, due 2006 ($250.0 million)	1 532 750	1 698 350
Libor + 1.15% Unsecured senior term loan ($4.8 million)	—	32 681
Total debt	6 106 162	6 798 560
Less current portion	—	(2 408)
Total long-term debt	6 106 162	6 796 152

Maturities:

The Company's debt matures in the years ended December 31, 2006 and 2010 with NOK 1.5 billion ($250.0 million) and NOK 4.6 billion ($745.9 million), respectively. In May 2004, the Company repaid its loan of $4.8 million, which had an original maturity date in 2011.

Bank credit facilities:
In March 2004, the Company entered into a secured $110.0 million credit facility consisting of a $70.0 million revolving credit facility and a $40.0 million letter of credit facility. See Note 25 in the consolidated financial statements for additional information.

Long-term intercompany debt:
There is no fixed plan for repayment of long-term intercompany debt.

Covenants:
In addition to customary representations and warranties, the Company's loans agreements include various covenants. See Note 25 in the consolidated financial statements for additional information.

Subsequent events:
In February 2005 the Company established an additional overdraft facility of NOK 50 million as part of its Norwegian cash pooling system.

On March 8, 2005 the Company sent a notice of redemption relating to $175 million of its $250 million 8% Senior Notes, due 2006 ("Notes"). The Notes, in the amount of $175 million, will be redeemed April 7, 2005 at a redemption price equal to 102.00% of the principal amount of such Notes, plus accrued and unpaid interest to the redemption date.

Note 13 Financial Instruments

The Company periodically makes use of financial instruments. For a more in depth description of these instruments refer to Note 2 and Note 27 in the consolidated financial statements.

Note 14 Accrued Expenses

Accrued expenses consist of the following:

	December 31,	
(In thousands of NOK)	2004	2003
Accrued debt restructuring costs	—	172 009
Other	15 350	56 503
Total	15 350	228 512

Note 15 Salaries and Other Personnel Costs, Number of Employees, and Remuneration to the Board of Directors, Executive Officers and Auditors

Salary and social expenses that are included in cost of sales and selling, general and administrative costs consist of:

	Years ended December 31,		
(In thousands of NOK)	2004	2003	2002
Salaries	33 265	42 564	67 720
Social security	5 520	4 779	11 228
Pension	3 728	3 142	2 155
Other benefits	1 754	15 377	23 372
Total	44 267	65 862	104 475

The Company had an average of 23 employees in 2004. Average number of employees for 2003 and 2002 were 24 and 25, respectively.

Compensation to Board of Directors, CEO and other executive officers:
For a full listing our Board of Directors, CEO and other executive officers and their compensation, see Note 31 to the consolidated financial statements.

Remuneration to auditor:

Fees for audit and other services provided by the Company's auditor are as follows (exclusive VAT and inclusive out of pocket expenses):

	Years ended December 31,		
(In NOK)	2004	2003	2002
Audit fees (a)	34 261 104	42 258 889	950 000
Other financial audit	—	—	5 055 025
Total audit fees	34 261 104	42 258 889	6 005 025
Other services (b)	8 500	3 784 067	4 078 532
Total	34 269 604	46 042 956	10 083 557

(a) Fees for 2004 include fees incurred after May 31, 2004 for reaudit 2001/completion 2002 (NOK 21 919 457) and completion of audit of 2003 US GAAP including fresh start (NOK 11 041 647). The fees for 2003 include fees uncurred in 2003/2004 (until May 31, 2004) related to reaudit 2001/completion 2002 (NOK 27 765 492)) and fresh start 2003 (NOK 13 293 397).

(b) Other services 2003 and 2002 include fees for assistance in connection with restructuring, refinancing and due dilligence performed by banks.

Note 16 Warranties

Petroleum Geo-Services ASA provides letter of credit and related types of guarantees on behalf of subsidiaries, which normally are claimed in contractual relationships were subsidiaries are contracting parties. These guarantees are considered to be ordinary in contractual relationships, as well as in the Company's ordinary operations. See also Note 25 to the consolidated financial statements.

57

ERNST & YOUNG

■ Statsautoriserte revisorer

Ernst & Young AS
Oslo Atrium
Postboks 20
N-0051 Oslo

■ Foretaksregisteret:
NO 976 389 387 MVA

Tel. +47 24 00 24 00
Fax +47 24 00 24 01
www.ey.no

Medlemmer av Den norske Revisorforening

To the Annual Shareholders' Meeting of
Petroleum Geo-Services ASA

Auditor's report for 2004

We have audited the annual financial statements of Petroleum Geo-Services ASA as of 31 December 2004, showing a loss of NOK 824 248 000 for the parent company and a loss of USD 53 927 000 for the Group. We have also audited the information in the Directors' report concerning the financial statements, the going concern assumption, and the proposal for the coverage of the loss. The financial statements comprise the balance sheet, the statements of operations and cash flows, the accompanying notes and the consolidated accounts. These financial statements and the Directors' report are the responsibility of the Company's Board of Directors and Chief Executive Officer. Our responsibility is to express an opinion on these financial statements and on other information according to the requirements of the Norwegian Act on Auditing and Auditors.

We conducted our audit in accordance with the Norwegian Act on Auditing and Auditors and auditing standards and practices generally accepted in Norway. Those standards and practices require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. To the extent required by law and auditing standards, an audit also comprises a review of the management of the Company's financial affairs and its accounting and internal control systems. We believe that our audit provides a reasonable basis for our opinion.

In our opinion,

- the financial statements have been prepared in accordance with law and regulations and present the financial position of the Company and of the Group as of 31 December 2004, and the results of the operations and cash flows for the year then ended, in accordance with accounting standards, principles and practices generally accepted in Norway
- the Company's management has fulfilled its duty to properly register and document the accounting information as required by law and accounting standards, principles and practices generally accepted in Norway
- the information in the Directors' report concerning the financial statements, the going concern assumption, and the proposal for the coverage of the loss is consistent with the financial statements and complies with law and regulations.

Oslo, 31 March 2005
ERNST & YOUNG AS

Jan Egil Haga
State Authorised Public Accountant (Norway)

Note: The translation to English has been prepared for information purposes only.

■ Besøksadresse:
Oslo Atrium
Christian Frederiks plass 6
0154 Oslo

■ Arendal, Bergen, Bø, Drammen, Fosnavåg, Fredrikstad, Holmestrand, Horten, Hønefoss, Kongsberg, Kragerø, Kristiansand, Larvik, Levanger, Lillehammer, Moss, Måløy, Notodden, Oslo, Otta, Porsgrunn/Skien, Sandefjord, Sortland, Stavanger, Steinkjer, Tromsø, Trondheim, Tønsberg, Vikersund, Ålesund

Petroleum Geo-services ASA
Strandveien 4
P.O. box 89
NO-1325 Lysaker
www.pgs.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PETROLEUM GEO-SERVICES ASA
(Registrant)

By:
Gottfred Langseth
Chief Financial Officer

Date: May 9, 2005